Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

Unaudited Interim Report

for the six-month period ended

30 June 2016

The following is a review of our financial condition and results of operations as of 30 June 2016 and for the six-month periods ended 30 June 2016 and 2015, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the six-month period ended 30 June 2016, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2015 filed with the SEC on 14 March 2016 (“2015 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2015 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 June 2016 and for the six-month periods ended 30 June 2016 and 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 June 2016 and for the six-month periods ended 30 June 2016 and 2015. The reported numbers as of 30 June 2016 and for the six-month periods ended 30 June 2016 and 2015 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the six-month periods ended 30 June 2016 and 2015 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with a secondary listing on the Mexico (MEXBOL: ABI) and South Africa (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). We are the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Our dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. As of 31 December 2015, we employed more than 150,000 people, with operations in 26 countries across the world. Given the breadth of our operations, we are organized into seven business segments: North America, Mexico, Latin America North, Latin America South, Europe, Asia Pacific and Global Export & Holding Companies. The first six correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions, which we refer to as “Zones.”

Capitalized terms used herein and not defined have the meanings given to them in the 2015 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential”, “we aim”, “our goal”, “our vision”, “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2015 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•

continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	other statements included in this interim unaudited condensed consolidated financial statements report that are not historical; and

•	our success in managing the risks involved in the foregoing.

The forward-looking statements contained in these interim unaudited condensed consolidated financial statements also include statements relating to our proposed acquisition of the entire issued and to be issued share capital of SABMiller plc (“SABMiller”) (the “Transaction”), the related divestitures and the financing of the Transaction, including the expected effects of the Transaction on us and/or the SABMiller Group and the expected timing of the Transaction. These forward-looking statements may include statements relating to the: expected characteristics of the Combined Group; expected ownership of Newbelco by our shareholders and SABMiller shareholders; expected customer reach of the Combined Group; expected benefits of the proposed Transaction and the financing of the proposed Transaction.

All statements regarding the Transaction, the related divestitures and the financing of the Transaction, other than statements of historical facts, are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of our management, and are subject to numerous risks and uncertainties about us, the SABMiller Group, and the Combined Group, and are dependent on many factors, some of which are outside of our and their control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the Transaction; the ability to realize the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; the ability to obtain the regulatory approvals related to the Transaction, the ability to satisfy any conditions required to obtain such approvals and the impact of any conditions imposed by various regulatory authorities on us, the SABMiller Group and the Combined Group; the potential costs associated with the complex cross-border structure of the Transaction; the financial and operational risks in refinancing the Transaction and due to our increased level of debt; any change of control or restriction on merger provisions in agreements to which we or SABMiller or our respective subsidiaries, associates and/or joint ventures are a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which we and the SABMiller Group operate; the impact of any potential impairments of goodwill or other intangible assets on the financial condition and results of operations of the Combined Group; the impact that the size of the Combined Group, contractual limitations it is subject to and its position in the markets in which it operates may have on its ability to successfully carry out further acquisitions and business integrations, and our success and/or the success of the Combined Group in managing the risks involved in the foregoing. For further information on the Transaction, please see “Item 4. Information on the Company—A. History and Development of the Company” of our 2015 Annual Report.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that these forward-looking statements are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2015 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Selected Financial Information

The selected historical financial information presented below as of 31 December 2015 and for the five years ended 31 December 2015 has been derived from our audited consolidated financial statements, which were prepared in accordance with IFRS. The selected historical financial information presented below as of 30 June 2016 and for the six-month periods ended 30 June 2016 and 2015 has been derived from our unaudited IFRS condensed consolidated interim financial statements. The interim data include all adjustments, consisting of normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of 31 December 2015 and 2014 and for the three years ended 31 December 2015 are included in our Annual Report. Similarly, the unaudited consolidated interim financial statements and the accompanying notes as of 30 June 2016 and for the six-month periods ended 30 June 2016 and 2015 are included in this interim report.

	Six-month period ended 30 June		Year ended 31 December
	2016	2015	2015	2014	2013	2012(7)	2011(7)
	(USD million, unless otherwise indicated)
Income Statement Data	(unaudited)		(audited)
Revenue (1)	20,206	21,505	43,604	47,063	43,195	39,758	39,046

Profit from operations	5,775	6,606	13,904	15,111	20,443	12,747	12,346

Profit	829	5,361	9,867	11,302	16,518	9,325	7,859

Profit attributable to our equity holders	285	4,610	8,273	9,216	14,394	7,160	5,779

Ratio of earnings to fixed charges(2)	1.80	6.75	6.65	6.81	8.62	5.37	3.42

Weighted average number of ordinary shares (million shares)(3)	1,641	1,640	1,638	1,634	1,617	1,600	1,595

Diluted weighted average number of ordinary shares (million shares)(4)	1,673	1,671	1,668	1,665	1,650	1,628	1,614

Basic earnings per share (USD)(5)	0.17	2.81	5.05	5.64	8.90	4.48	3.62

Diluted earnings per share (USD)(6)	0.17	2.76	4.96	5.54	8.72	4.40	3.58

Dividends per share (USD)	n/a	n/a	3.95	3.52	2.83	2.24	1.55

Dividends per share (EUR)	n/a	n/a	3.60	3.00	2.05	1.70	1.20

Other Data

Volumes (million hectoliters)	220	224	457	459	426	403	399

	As of 30 June	As of 31 December
	2016	2015	2014	2013	2012(7)	2011 (7)
	(USD million, unless otherwise indicated)
Financial Position Data	(unaudited)	(audited)

Total assets	191,129	134,635	142,550	141,666	122,621	112,427

Equity	37,737	45,719	54,257	55,308	45,453	41,056

Equity attributable to our equity holders	33,890	42,137	49,972	50,365	41,154	37,504

Issued capital	1,736	1,736	1,736	1,735	1,734	1,734

	Six-month period ended 30 June		Year ended 31 December

	2016	2015	2015	2014	2013	2012(7)	2011(7)
	(unaudited)		(audited)
Earnings:

Profit from operations before taxes and share of results of associates	1,661	6,478	12,451	13,792	18,240	10,380	9,062

Add: Fixed charges (below)	2,054	1,124	2,200	2,366	2,389	2,361	3,702

Less: Interest Capitalized (below)	9	12	28	39	38	57	110

Total earnings	3,707	7,590	14,623	16,119	20,591	12,684	12,654

Fixed charges:

Interest expense and similar charges	1,804	936	1,805	1,969	2,005	2,008	3,216

Accretion expense	193	131	289	266	261	209	286

Interest capitalized	9	12	28	39	38	57	110

Estimated interest portion of rental expense	48	45	78	92	85	87	90

Total fixed charges	2,054	1,124	2,200	2,366	2,389	2,361	3,702

Ratio of earnings to fixed charges	1.80	6.75	6.65	6.81	8.62	5.37	3.42

Notes:

(1)

Turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes” in our 2015 Annual Report).

(2)

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purposes of computing this ratio, earnings consist of profit from operations before taxes and share of results of associates, plus fixed charges, minus interest capitalized during the period. Fixed charges consist of interest and accretion expense, interest on finance lease obligations, interest capitalized, plus one-third of rent expense on operating leases, estimated by us as representative of the interest factor attributable to such rent expense. Anheuser-Busch InBev SA/NV (the “Parent Guarantor”) did not have any preferred stock outstanding and did not pay or accrue any preferred stock dividends during the periods presented above. The above table sets out our ratios of earnings to fixed charges for the six-month periods ended 30 June 2016 and 2015, based on information derived from our unaudited IFRS condensed consolidated interim financial statements, and for each of the five years ended 31 December 2015, 2014, 2013, 2012, and 2011 based on information derived from our consolidated financial statements, which were prepared in accordance with IFRS

(3)

Weighted average number of ordinary shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.

(4)	Diluted weighted average number of ordinary shares means the weighted average number of ordinary shares, adjusted by the effect of share options issued.

(5)	Earnings per share means, for any period, profit attributable to our equity holders for the period divided by the weighted average number of ordinary shares.

(6)	Diluted earnings per share means, for any period, profit attributable to our equity holders for the period divided by the diluted weighted average number of ordinary shares.

(7)	2012 and 2011 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits.

Capitalization and Indebtedness

The following table shows our cash and cash equivalents and capitalization as of 30 June 2016. You should read the information in this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2015 Annual Report, our audited consolidated financial statements including the accompanying notes in the 2015 Annual Report and the unaudited consolidated interim financial statements and the accompanying notes included in this interim report.

As of 30 June 2016
(USD million, unaudited)
Cash and cash equivalents, less bank overdrafts	5,995
Current interest-bearing liabilities
Secured bank loans	300
Commercial papers	2,109
Unsecured bank loans	417
Unsecured bond issues	4,747
Unsecured other loans	10
Finance lease liabilities	3
Non-current interest-bearing liabilities
Secured bank loans	189
Unsecured bank loans	190
Unsecured bond issues	100,511
Unsecured other loans	35
Finance lease liabilities	120

Total interest-bearing liabilities	108,631

Equity attributable to our equity holders	33,890
Non-controlling interests	3,847

Total Capitalization	146,368

Results of Operations for the Six-Month Period Ended 30 June 2016 Compared to Six-Month Period Ended 30 June 2015

The table below presents our condensed consolidated results of operations for the six-month periods ended 30 June 2016 and 2015:

	Six-month period ended 30 June 2016	Six-month period ended 30 June 2015	Change
	(USD million, except volumes)		(%)(1)

Volumes (thousand hectoliters)	219,776	224,162	(2.0)
Revenue	20,206	21,505	(6.0)
Cost of sales	(8,002)	(8,662)	7.6
Gross profit	12,204	12,843	(5.0)
Distribution expenses	(1,964)	(2,125)	7.6
Sales and marketing expenses	(3,568)	(3,343)	(6.7)
Administrative expenses	(1,179)	(1,263)	6.7
Other operating income/expenses	422	483	(12.6)
Exceptional items	(139)	11	-
Profit from operations	5,775	6,606	(12.6)

EBITDA, as defined(2)	7,334	8,133	(9.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer (including near beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by zone:

	Six-month period ended 30 June 2016	Six-month period ended 30 June 2015	Change
	(thousand hectoliters)		(%)(1)

North America	58,439	58,416	0.0
Mexico	21,961	19,991	9.9
Latin America North	55,772	58,759	(5.1)
Latin America South	15,219	17,857	(14.8)
Europe	20,542	20,657	(0.6)
Asia Pacific	45,058	45,286	(0.5)
Global Export & Holding Companies	2,784	3,197	(12.9)

Total	219,776	224,162	(2.0)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the six-month period ended 30 June 2016 decreased by 4.4 million hectoliters, or 2.0%, to 219.8 million hectoliters compared to our consolidated volumes for the six-month period ended 30 June 2015. The results for the six-month period ended 30 June 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016. The 2016 acquisitions and disposals mainly include the acquisition of certain craft breweries in the United States, Canada, Europe and the Caribbean and the disposal of a brewery in Germany. The 2015 acquisitions and disposals include the termination of certain distribution rights in Europe, the termination of agreements with Crown Imports for the distribution of Grupo Modelo products through some of our company-owned distributors in the United States, and with Monster, for the distribution of its brands in the United States, as well as the disposal of our soft drink business in Peru. These transactions impacted negatively our volumes by 0.6 million hectoliters (net) for the six-month period ended 30 June 2016 compared to the six-month period ended 30 June 2015.

Excluding volume changes attributable to the acquisitions and disposals described above, total volumes declined 1.7% and our own beer volumes declined 1.1% in the six-month period ended 30 June 2016 compared to the six-month period ended 30 June 2015. On the same basis, in the six-month period ended 30 June 2016, our non-beer volumes decreased by 7.6% compared to the same period in 2015. The decline in own beer volumes was driven mainly by weak industry performances in Brazil and Argentina, partly offset by good results in Mexico.

North America

In the six-month period ended 30 June 2016, our volumes in North America were flat compared to the six-month period ended 30 June 2015.

We estimate that United States industry beer sales-to-retailers adjusted for the number of selling days increased by 0.2%. Our beer sales-to-retailers adjusted for the number of selling days declined by 0.7% during the six-month period ended 30 June 2016 compared to 30 June 2015, leading to an estimated decline in total market share of 40 bps. The market share result in the six-month period ended 30 June 2016 represents an improvement of approximately 25 bps over the full year 2015 trend. Our shipment volumes in the United States decreased by 0.3% in the six-month period ended 30 June 2016 compared to the six-month period ended 30 June 2015.

Budweiser and Bud Light sales-to-retailers adjusted for the number of selling days declined by low single digits, with Budweiser and Bud Light share of total market down approximately 20 bps and 40 bps, respectively, based on our estimates, in the six-month period ended 30 June 2016.

Our portfolio of above premium brands performed very well in the six-month period ended 30 June 2016, gaining approximately 50 bps of total market share, based on our estimates. The strongest performance came from Michelob ULTRA, with volumes up over 20% for the six-month period ended 30 June 2016 as compared to the same period in 2015. Stella Artois and Goose Island also contributed to the success of our above premium portfolio.

In Canada, our beer volumes decreased by 0.2% during the six-month period ended 30 June 2016 compared to the same period last year, with a stable market share, based on our estimates.

Mexico

In the six-month period ended 30 June 2016, our volumes in Mexico increased by 2.0 million hectoliters, or 9.9%, compared to the six-month period ended 30 June 2015, supported by a favorable consumer environment and our own commercial initiatives. We continued investing behind our brands and programs, which are creating new and exciting consumption occasions.

Latin America North

In the six-month period ended 30 June 2016, our volumes in Latin America North decreased by 3.0 million hectoliters, or 5.1%, compared to the same period in 2015, with beer volumes decreasing 6.1% and non-beer volumes decreasing 3.9% on the same basis. Excluding volume changes attributable to the acquisitions and disposals described above, as well as transfer of certain activities from the Global Export & Holding Companies zone, total volumes declined 6.0% in the six-month period ended 30 June 2016.

In Brazil, our total volumes were down 6.7% during the six-month period ended 30 June 2016 compared to the six-month period ended 30 June 2015, with our beer and non-beer volumes declining by 7.5% and 4.5%, respectively. This decline resulted from a volatile macroeconomic and political environment in Brazil, with declining consumer disposable income negatively impacting beer industry volumes. Volumes were also impacted by price increases in the first quarter of 2016 to mitigate adjustments to state and federal taxes.

Although the Brazil beer market remains very competitive, we have partially recovered the market share losses incurred in the first quarter of 2016, and our market share trend improved in the second quarter 2016.

Our premium and near beer brands, which accounted for more than 10% of our total beer volumes in Brazil in the six-month period ended 30 June 2016, continued to grow. Volumes of Budweiser, the leading premium brand in the industry, grew by double digits.

Latin America South

Latin America South volumes for the six-month period ended 30 June 2016 decreased by 2.6 million hectoliters, or 14.8% compared to the six-month period ended 30 June 2015. Excluding volume changes attributable to the acquisitions and disposals described above, total volumes declined 9.4% in the six-month period ended 30 June 2016 compared to the same period last year, driven by a weak consumer environment in Argentina.

Europe

          Our volumes, including subcontracted volumes, for the six-month period ended 30 June 2016 decreased by 0.1 million hectoliters, or 0.6%, compared to the six-month period ended 30 June 2015. Excluding volume changes attributable to the acquisitions and disposals described above, own beer volumes for the six-month period ended 30 June 2016 would have increased by 0.9%, driven mainly by our performances in France, Italy, Spain, Netherlands and the United Kingdom. On the same basis, volumes of our own products in the United Kingdom grew by mid-single digits, driven by strong performances from our Budweiser Euro Cup activations and the performance of Corona. Own beer volumes in Belgium were down mid-single digits due to an industry decline and some estimated market share loss. In Germany, own beer volumes declined by low single digits, due to industry weakness and some share loss, although the volumes of our focus brands grew in the six-month period ended 30 June 2016, driven by strong performances from Beck’s and Franziskaner. On the same basis, beer volumes in Russia were down mid-single digits, driven mainly by a soft industry and some market share loss, partly offset by a strong performance from our premium brands.

Asia Pacific

For the six-month period ended 30 June 2016, our volumes decreased by 0.2 million hectoliters, or 0.5%, compared to the same period in 2015. Excluding the transfer of certain activities from the Global Export & Holding Companies zone, volumes for the six-month period ended 30 June 2016 would have decreased by 1.2%.

We estimate that China beer industry volumes declined by approximately 6% during the six-month period ended 30 June 2016 compared to the same period last year, due to continuing economic headwinds, with most of the impact being felt in the core and value businesses. On the same basis, our own beer volumes in China were down by 1.8%. Our market share increased by approximately 80 bps, based on our estimates, reaching an average of 19.1%.

We continue to believe the core plus, premium and super premium businesses have the greatest long term growth potential in the industry. Our Budweiser volumes recovered well after a difficult 2016 first quarter, growing by high single digits in the second quarter, led by our “Made for Music” platform and the successful summer campaign.

In South Korea, our beer volumes were up low single digits. This performance was driven mainly by our successful “Cass Freshness” campaign. We estimate we gained market share.

Global Export & Holding Companies

For the six-month period ended 30 June 2016, Global Export & Holding Companies volumes decreased by 0.4 million hectoliters, or 12.9%, compared to the same period last year. Excluding the transfer of certain activities to other zones, volumes for the six-month period ended 30 June 2016 would have increased by 1.1%.

Revenue

The following table reflects changes in revenue across our business zones for the six-month period ended 30 June 2016 as compared to our revenue for the six-month period ended 30 June 2015:

	Six-month period ended 30 June 2016	Six-month period ended 30 June 2015	Change
	(USD million)		(%) (1)

North America	7,795	7,719	1.0
Mexico	1,847	1,948	(5.2)
Latin America North	3,709	4,484	(17.3)
Latin America South	1,276	1,614	(20.9)
Europe	1,896	1,922	(1.4)
Asia Pacific	2,784	2,822	(1.3)
Global Export & Holding Companies	900	997	(9.7)

Total	20,206	21,505	(6.0)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 20,206 million for the six-month period ended 30 June 2016. This represented a decrease of USD 1,299 million, or 6.0%, as compared to our consolidated revenue for the six-month period ended 30 June 2015 of USD 21,505 million. The results for the six-month period ended 30 June 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016 and currency translation effects.

•

The 2015 acquisitions and disposals include the phasing out of inventory sales and transition services provided under agreements with Constellation Brands, Inc. in connection with the disposal of the Piedras Negras glass plant, the termination of certain distribution rights in Europe and the termination of agreements with Crown Imports, for the distribution of Grupo Modelo products through some of our company-owned distributors in the United States, and with Monster, for the distribution of its brands in the United States, as well as the disposal of our soft drink business in Peru (collectively the “2015 acquisitions and disposals”). Furthermore, our 2016 consolidated results were impacted by the acquisition of certain craft breweries in the United States, Canada, Europe and the Caribbean and the disposal of a brewery in Germany (collectively the “2016 acquisitions and disposals” and together with the 2015 acquisitions and disposals, the “2015 and 2016 acquisitions and disposals”). These acquisitions and disposals negatively impacted our consolidated revenue by USD 33 million (net) for the six-month period ended 30 June 2016 compared to the six-month period ended 30 June 2015.

•

Our consolidated revenue for the six-month period ended 30 June 2016 also reflects an unfavorable currency translation impact of USD 2,026 million, mainly arising from currency translation effects in Latin America North, Latin America South, Mexico and Asia Pacific.

Excluding the effects of the 2015 and 2016 acquisitions and disposals described above and currency translation effects, our revenue would have increased 3.6% in the six-month period ended 30 June 2016 compared to the six-month period ended 30 June 2015. Our consolidated revenue for the six-month period ended 30 June 2016 was partly impacted by the developments in volumes discussed above. On the same basis, our revenue per hectoliter for the six-month period ended 30 June 2016 compared to the same period last year increased 5.4%, driven by our revenue management and premiumization initiatives. Combined revenues of our three global brands, Corona, Stella Artois and Budweiser, grew by 7.2% in the six-month period ended 30 June 2016 as compared to the same period last year. This result was led by Corona, with growth of 17.1%, driven by Mexico, the United Kingdom, and China. Budweiser revenues grew by 3.4%, with growth coming primarily from China, the United Kingdom and Brazil. Stella Artois revenues grew by almost 4%, primarily driven by Canada and Argentina.

During the six-month period ended 30 June 2016, the main business zones contributing to growth in our consolidated revenues, excluding the effects of the 2015 and 2016 acquisitions and disposals and currency translation effects, were Mexico, Latin America South and North America, due to favorable brand mix, as well as our revenue management initiatives.

Cost of Sales

The following table reflects changes in cost of sales across our business zones for the six-month period ended 30 June 2016 as compared to the six-month period ended 30 June 2015:

	Six-month period ended 30 June 2016	Six-month period ended 30 June 2015	Change
	(USD million)		(%)(1)
North America	(2,902)	(3,073)	5.6
Mexico	(504)	(508)	0.8
Latin America North	(1,340)	(1,573)	14.8
Latin America South	(443)	(619)	28.4
Europe	(786)	(797)	1.4
Asia Pacific	(1,370)	(1,391)	1.5
Global Export & Holding Companies	(658)	(702)	6.3

Total	(8,002)	(8,662)	7.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 8,002 million for the six-month period ended 30 June 2016. This represented a decrease of USD 660 million, or 7.6%, compared to our consolidated cost of sales for the six-month period ended 30 June 2015. The results for the six-month period ended 30 June 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016 and currency translation effects.

•

The 2015 and 2016 acquisitions and disposals described above positively impacted our consolidated cost of sales by USD 61 million for the six-month period ended 30 June 2016 compared to the six-month period ended 30 June 2015.

•

Our consolidated cost of sales for the six-month period ended 30 June 2016 also reflects a positive currency translation impact of USD 706 million mainly arising from currency translation effects in Latin America North, Latin America South, Mexico and Asia Pacific.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our cost of sales would have increased by 1.3%, and by 3.0% on a per hectoliter basis. On the same basis, the increase in our cost of sales was driven primarily by unfavorable foreign exchange transactional impacts and product mix, which were partly offset by procurement savings, efficiencies and a greater mix of inputs from our vertical operations. Our consolidated cost of sales for the six-month period ended 30 June 2016 was also partly impacted by the developments in volumes discussed above.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the six-month period ended 30 June 2016 as compared to the six-month period ended 30 June 2015. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the six-month period ended 30 June 2016 were USD 6,289 million, representing an increase of 0.7%, compared to our operating expenses for the same period 2015.

Distribution expenses

The following table reflects changes in distribution expenses across our business zones for the six-month period ended 30 June 2016 as compared to the six-month period ended 30 June 2015:

	Six-month period ended 30 June 2016	Six-month period ended 30 June 2015	Change
	(USD million)		(%)(1)
North America	(636)	(656)	3.0
Mexico	(198)	(197)	(0.5)
Latin America North	(504)	(587)	14.1
Latin America South	(128)	(153)	16.3
Europe	(204)	(203)	(0.5)
Asia Pacific	(220)	(231)	4.8
Global Export & Holding Companies	(72)	(98)	26.5

Total	(1,964)	(2,125)	7.6

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated distribution expenses were USD 1,964 million for the six-month period ended 30 June 2016. This represented a decrease of USD 161 million, or 7.6%, as compared to the six-month period ended 30 June 2015. The results for the six-month period ended 30 June 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016 and currency translation effects.

•

The 2015 and 2016 acquisitions and disposals described above negatively impacted our consolidated distribution expenses by USD 13 million for the six-month period ended 30 June 2016 compared to the same period last year.

•	Our consolidated distribution expenses for the six-month period ended 30 June 2016 also reflect a positive currency translation impact of USD 272 million.

Excluding the effects of the business acquisitions and disposals, the currency translation effects described above, distribution expenses would have increased by 4.7%. This increase for the six-month period ended 30 June 2016 compared the same period in 2015 was driven by increased own distribution in Brazil, the increase in distribution expenses for own distribution being more than offset by the increase in net revenues, the growth of our premium and near beer brands, and inflationary increases in Latin America South. This increase was partly offset by strong cost management and efficiencies.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), sponsoring, events, surveys and market research. Sales expenses include all costs relating to the sales of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business zones for the six-month period ended 30 June 2016 as compared to the six-month period ended 30 June 2015:

	Six-month period ended 30 June 2016	Six-month period ended 30 June 2015	Change
	(USD million)		(%)(1)
North America	(1,302)	(1,085)	(20.0)
Mexico	(345)	(342)	(0.9)
Latin America North	(473)	(547)	13.5
Latin America South	(171)	(188)	9.0
Europe	(475)	(438)	(8.4)
Asia Pacific	(641)	(645)	0.6
Global Export & Holding Companies	(161)	(98)	(64.3)

Total	(3,568)	(3,343)	(6.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated sales and marketing expenses were USD 3,568 million for the six-month period ended 30 June 2016. This represented an increase of USD 225 million, or 6.7%, as compared to our sales and marketing expenses for the six-month period ended 30 June 2015. The results for the six-month period ended 30 June 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016 and currency translation effects.

•

The 2015 and 2016 acquisitions and disposals described above negatively impacted our consolidated sales and marketing expenses by USD 22 million for the six-month period ended 30 June 2016 compared to the same period last year.

•	Our consolidated sales and marketing expenses for the six-month period ended 30 June 2016 also reflect a positive currency translation impact of USD 309 million.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and a change in the presentation of certain commercial agreements in Mexico and in the US previously reported in administrative and other operating expenses, our overall sales and marketing expenses for the six-month period ended 30 June 2016 would have increased 16.3%, driven by increased support for our brands, our premiumization initiatives and the expansion of the near beer category.

Administrative expenses

The following table reflects changes in administrative expenses across our business zones for the six-month period ended 30 June 2016 as compared to the six-month period ended 30 June 2015:

	Six-month period ended 30 June 2016	Six-month period ended 30 June 2015	Change
	(USD million)		(%)(1)
North America	(262)	(254)	(3.1)
Mexico	(158)	(196)	19.4
Latin America North	(190)	(241)	21.2
Latin America South	(50)	(66)	24.2
Europe	(136)	(154)	11.7
Asia Pacific	(146)	(155)	5.8
Global Export & Holding Companies	(236)	(197)	(19.8)

Total	(1,179)	(1,263)	6.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated administrative expenses were USD 1,179 million for the six-month period ended 30 June 2016. This represented a decrease of USD 84 million, or 6.7%, as compared to our consolidated administrative expenses for the six-month period ended 30 June 2015. The results for the six-month period ended 30 June 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016 and currency translation effects.

•

The 2015 and 2016 acquisitions and disposals described above negatively impacted our consolidated administrative expenses by USD 18 million for the six-month period ended 30 June 2016 compared to the same period last year.

•	Our consolidated administrative expenses for the six-month period ended 30 June 2016 also reflect a positive currency translation impact of USD 111 million.

Excluding the effects of the business acquisitions and disposals described above, currency translation effects and a change in the presentation of certain commercial agreements in the US to sales and marketing expenses, administrative expenses would have been essentially flat, mainly due to the timing of variable compensation accruals.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business zones for the six-month period ended 30 June 2016 as compared to the six-month period ended 30 June 2015:

	Six-month period ended 30 June 2016	Six-month period ended 30 June 2015	Change
	(USD million)		(%)(1)
North America	31	20	55.0
Mexico	70	109	(35.8)
Latin America North	189	274	(31.0)
Latin America South	2	-	-
Europe	5	5	-
Asia Pacific	106	65	63.1
Global Export & Holding Companies	19	11	72.7

Total	422	483	(12.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our other operating income and expenses for the six-month period ended 30 June 2016 was USD 422 million. This represented a decrease of USD 61 million, or 12.6%, compared to the six-month period ended 30 June 2015. The results for the six-month period ended 30 June 2016 reflect a negative currency translation impact of USD 70 million.

Excluding the effects of the business acquisitions and disposals, currency translation effects described above and a change in the presentation of certain commercial agreements in Mexico to sales and marketing expenses, the net positive effect of our other operating income and expenses would have increased by 14.1% for the six-month period ended 30 June 2016 as compared to the same period in 2015. This increase was due to the timing of government incentives in Asia Pacific, partly offset by lower government incentives related to our reduced revenues in Brazil.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the six-month period ended 30 June 2016, exceptional items consisted of restructuring charges, the impact of business and asset disposals and acquisition costs of business combinations. Exceptional items were as follows for the six-month period ended 30 June 2016 and 2015:

	Six-month period ended 30 June 2016	Six-month period ended 30 June 2015
	(USD million)
Restructuring	(62)	(55)

Business and asset disposals	2	147

Acquisition costs of business combinations	(79)	(4)

Judicial settlements	-	(77)

Total	(139)	11

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 62 million for the six-month period ended 30 June 2016 as compared to a net cost of USD 55 million for the six-month period ended 30 June 2015. These charges primarily relate to organizational alignments in Asia Pacific, Europe and North America. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals amounted to a net benefit of USD 2 million for the six-month period ended 30 June 2016. In the same period last year, business and assets disposals amounted to a net benefit of USD 147 million, consisting primarily of compensation for the termination of agreements with Crown Imports for the distribution of Grupo Modelo products through some of our wholly-owned distributors in the US, and with Monster, for the distribution of our brands in the US.

Acquisitions costs of business combinations

Acquisition costs of USD 79 million for the six-month period ended 30 June 2016 primarily related to costs incurred in relation to the proposed combination with SABMiller.

Judicial settlements

The judicial settlement for the six-month period ended 30 June 2015 relates to the settlement reached between CADE, the Brazilian Antitrust Authority, and Ambev on the “Tô Contigo” customer loyalty program.

Profit from Operations

The following table reflects changes in profit from operations across our business zones for the six-month period ended 30 June 2016 as compared to the six-month period ended 30 June 2015:

	Six-month period ended 30 June 2016	Six-month period ended 30 June 2015	Change
	(USD million)		(%)(1)
North America	2,712	2,808	(3.4)
Mexico	708	792	(10.6)
Latin America North	1,388	1,733	(19.9)
Latin America South	483	582	(17.0)
Europe	282	327	(13.8)
Asia Pacific	488	457	6.8
Global Export & Holding Companies	(286)	(93)	-

Total	5,775	6,606	(12.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 5,775 million for the six-month period ended 30 June 2016. This represented a decrease of USD 831 million, or 12.6%, as compared to our profit from operations for the six-month period ended 30 June 2015. The results for the six-month period ended 30 June 2016 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2015 and 2016, currency translation effects and the effects of certain exceptional items as described above.

•

The 2015 and 2016 acquisitions and disposals negatively impacted our consolidated profit from operations by USD 63 million for the six-month period ended 30 June 2016 compared to the same period last year.

•	Our consolidated profit from operations for the six-month period ended 30 June 2016 also reflects a negative currency translation impact of USD 691 million.

•

Our profit from operations for the six-month period ended 30 June 2016 was negatively impacted by USD 139 million of certain exceptional items, as compared to a positive impact of USD 11 million for the six-month period ended 30 June 2015. See “—Exceptional Items” above for a description of the exceptional items during the six-month period ended 30 June 2016 and 2015.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the six-month period ended 30 June 2016 as compared to six-month period ended 30 June 2015:

	Six-month period ended 30 June 2016	Six-month period ended 30 June 2015	Change
	(USD million)		(%)(1)
Profit	829	5,361	(84.5)
Net finance results	4,113	128	-
Income tax expense	835	1,125	25.8
Share of result of associates	(3)	(8)	(62.5)

Profit from operations	5,775	6,606	(12.6)
Depreciation, amortization and impairment	1,559	1,528	(2.0)

EBITDA, as defined(2)	7,334	8,133	(9.8)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2015 Compared to Year Ended 31 December 2014—EBITDA, as defined” of our 2015 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, amounted to USD 7,334 million for the six-month period ended 30 June 2016. This represented a decrease of USD 799 million, or 9.8%, as compared to our EBITDA, as defined, for the six-month period ended 30 June 2015. The results for the six-month period ended 30 June 2016 reflect the performance of our business after the completion of the acquisitions and disposals we undertook in 2015 and 2016 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 139 million (before impairment losses) of certain exceptional items in the six-month period ended 30 June 2016, as compared to a positive impact of USD 11 million during the six-month period ended 30 June 2015. See “—Exceptional Items” above for a description of the exceptional items during the six-month period ended 30 June 2016 and 2015.

Net Finance Results

	Six-month period ended 30 June 2016	Six-month period ended 30 June 2015	Change
	(USD million)		(%)(1)
Net interest expense	(1 547)	(760)	(103.6)
Net interest on net defined benefit liabilities	(59)	(60)	1.7
Accretion expense	(263)	(149)	(76.5)
Other financial results	(76)	506	(115.0)

Net finance income/(costs) before exceptional finance results	(1 945)	(463)	-
Mark-to-market (Grupo Modelo deferred share instrument)	146	335	-
Mark-to-market (FX hedging of the purchase price of the proposed combination with SABMiller that does not qualify for hedge accounting)	(2 365)	-	-

Other mark-to-market (Restricted shares and euro bonds)	293	-	-
Other	(242)		-

Exceptional net finance income/(cost)	(2,168)	335	-

Net finance income/(cost)	(4,113)	(128)	-

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the six-month period ended 30 June 2016 was USD 4,113 million, as compared to a net finance cost of USD 128 million for the six-month period ended 30 June 2015, representing a cost increase of USD 3,985 million.

The increase in net finance cost before exceptional finance results is driven primarily by USD 738 million higher net interest expense as a result of the issuance of bonds in January and March 2016 in connection with the pre-funding of the proposed combination with SABMiller, and lower positive mark-to-market adjustment linked to the hedging of our share-based payment programs. Net finance costs in the six-month period ended 30 June 2016 include a positive mark-to-market adjustment of USD 306 million compared to a positive mark-to-market adjustment of USD 618 million in the same period last year. Other finance results in the six-month period ended 30 June 2016 also included net foreign exchange translation losses, compared to foreign exchange translation gains in the six-month period ended 30 June 2015. Accretion expenses increased by USD 114 million due to one-time interest charges on legal claims that became payable during 2016, and increased expenses on bonds.

The number of shares included in the hedging of our share-based payment programs, and the share prices at the beginning and end of the six-month period, are shown in the table below. The number of derivative instruments included in the hedging arrangements was increased to reflect increased commitments under the programs.

	Six-month period ended 30 June 2016	Six-month period ended 30 June 2015
Share price at the start of the six-month period (in euro)	114.40	93.86
Share price at the end of the six-month period (in euro)	117.60	107.50
Number of equity derivative instruments at the end of the period (millions)	44.2	35.5

Exceptional net finance costs in 2016 include a negative mark-to-market adjustment of USD 2,365 million as a result of derivative foreign exchange forward contracts entered into with respect to GBP 46.0 billion of the purchase price of the Transaction, for which a portion of the hedges could not qualify for hedge accounting under IFRS rules. As of 30 June 2016, GBP 46 billion of the purchase price of the proposed combination had been hedged at an average GBP/USD rate of 1.5276.

Exceptional net finance cost includes a mark-to-market gain of USD 146 million resulting from the derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, compared to a mark-to-market gain of USD 335 million for the period ended 30 June 2015, and a mark-to-market gain of USD 168 million related to derivative instruments entered into to hedge part of the restricted shares to be issued in relation to the proposed combination with SABMiller. The number of shares included in the hedging of the deferred share instrument and the restricted shares is shown in the table below, together with the share prices at the beginning and end of the quarter:

	Six-month period ended 30 June 2016	Six-month period ended 30 June 2015
Share price at the start of the six-month period (in euro)	114.40	93.86
Share price at the end of the six-month period (in euro)	117.60	107.50
Number of equity derivative instruments at the end of the period (millions)	38.1	23.1

Other mark-to-market adjustments were driven by derivative instruments entered into in order to convert, into US dollars, of the EUR 13.25 billion bonds issued on 29 March 2016 as part of the pre-funding of the SABMiller purchase price.

Other costs of USD 242 million relate to accelerated accretion expenses following the cancellation, in January and April 2016, of USD 42.5 and 12.5 billion, respectively, of the 2015 Senior Facilities Agreement (as described under “Item 8. Financial Information – B. Significant Changes” in our 2015 Annual Report), as well as commitment fees for the facilities and other fees.

Share of result of associates

Our share of result of associates for the six-month period ended 30 June 2016 was USD 3 million as compared to USD 8 million for the six-month period ended 30 June 2015.

Income Tax Expense

Our total income tax expense for the six-month period ended 30 June 2016 amounted to USD 835 million, with an effective tax rate of 50.2%, as compared to an income tax expense of USD 1,125 million and an effective tax rate of 17.4% for the six-month period ended 30 June 2015. The increase in the effective tax mainly due to the unfavorable impact on profit before tax of the negative mark-to-market adjustment related to the hedging of the purchase price of the proposed combination with SABMiller.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 544 million for the six-month period ended 30 June 2016, a decrease of USD 207 million from USD 751 million for the six-month period ended 30 June 2015, due to currency translation effects and the unfavorable operating performance of Ambev in the six-month period ended 30 June 2016.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the six-month period ended 30 June 2016 was USD 285 million (compared to USD 4,610 million for the six-month period ended 30 June 2015) with basic earnings per share of USD 0.17 based on 1,641 million shares outstanding, representing the weighted average number of shares outstanding during the six-month period ended 30 June 2016. The decrease in profit attributable to our equity holders during the six-month period ended 30 June 2016 was mainly due to higher net finance costs and the impact of unfavorable currency translation.

Excluding the after-tax exceptional items discussed above, profit attributable to our equity holders for the six-month period ended 30 June 2016 would have been USD 2,571 million and basic earnings per share would have been USD 1.57, compared to USD 2.61 in the same period last year. Excluding the impact of unfavorable currency translation effects, the mark-to-market adjustment linked to the hedging of our share based compensation programs and the net cost of the pre-funding of the proposed combination with SABMiller, basic earnings per share would have been USD 2.03, compared to USD 2.23 in the same period last year. This decrease is mainly due to higher net finance costs.

	Six-month period ended 30 June 2016	Six-month period ended 30 June 2015
	(USD per share)
Profit from operations attributable to equity holders of AB InBev excluding exceptional items	3.44	3.41
Income tax expense	(0.51)	(0.57)
Other	(0.90)	(0.61)

Earnings per share excluding exceptional items before currency translation, mark-to-market and pre-funding of the proposed combination with SABMiller	2.03	2.23
Year over Year currency translation	(0.19)	-
Net cost of the pre-funding of the SABMiller purchase price	(0.46)	-
Mark-to-market (Hedging of our share-based payment programs)	0.19	0.38

Earnings per share excluding exceptional items	1.57	2.61

	Six-month period ended 30 June 2016	Six-month period ended 30 June 2015
	(USD per share)
Profit from operations attributable to equity holders of AB InBev	3.42	3.43
Income tax expense	(0.47)	(0.57)
Other	(0.95)	(0.63)

Basic earnings per share before currency translation, mark-to-market and pre-funding of the proposed combination with SABMiller	2.00	2.23
Year over Year currency translation	(0.19)	-
Net cost of the pre-funding of the SABMiller purchase price	(0.46)	-
Mark-to-market (Hedging of our share-based payment programs)	0.19	0.38
Mark-to-market (Grupo Modelo deferred share instrument)	0.09	0.20
Mark-to-market (FX hedging of the purchase price of the proposed combination with SABMiller that does not qualify for hedge accounting)	(1.44)	-
Other mark-to-market (derivative instruments entered into to hedge part of the restricted shares to be issued as well as to convert the EUR 13.25 billion bonds issued in March, into USD)	0.18	-
Accelerated accretion expenses following the cancellation of a portion of the 2015 committed senior facilities and other fees.	(0.15)	-
Acquisition costs of business combinations	(0.05)	-

Basic earnings per share	0.17	2.81

Impact of Changes in Foreign Exchange Rates

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the six-month periods ended 30 June 2016 and 2015:

	Six-month period ended 30 June
	2016	2015
U.S. dollar	36.5%	34.4%
Brazilian real	15.6%	18.7%
Mexican peso	10.9%	11.3%
Chinese yuan	10.5%	10.0%
Euro	6.9%	5.8%
Canadian dollar	4.4%	4.0%
Argentinean peso	3.4%	4.4%
South Korean won	3.0%	3.0%
Russian ruble	1.1%	1.2%
Other	7.7%	7.2%

Liquidity and Capital Resources

The following table sets forth our consolidated cash flows for the six-month periods ended 30 June 2016 and 2015:

	Six-month period ended 30 June 2016	Six-month period ended 30 June 2015
	(USD million)
Cash flow from operating activities	2,453	4,714
Cash flow from investing activities(1)	(58,299)	(1,763)
Cash flow from financing activities(1)	54,947	(4,423)

Net increase/(decrease) in cash and cash equivalents	(899)	(1,472)

Note:

(1)	Reclassified to conform to the 2016 presentation.

Cash flow from operating activities

The following table sets forth our cash flow from operating activities for the six-month periods ended 30 June 2016 and 2015:

	Six-month period ended 30 June 2016	Six-month period ended 30 June 2015
	(USD million)
Profit	829	5,361
Interest, taxes and non-cash items included in profit	6,564	2,829

Cash flow from operating activities before changes in working capital and use of provisions	7,393	8,190
Change in working capital	(1,673)	(965)
Pension contributions and use of provisions	(265)	(194)
Interest and taxes (paid)/received	(3,008)	(2,336)
Dividends received	6	19

Cash flow from operating activities	2,453	4,714

Our cash flow from operating activities reached USD 2,453 million in the first half of 2016 compared to USD 4,714 million in the first half of 2015. The year over year change is mainly explained by unfavorable foreign exchange translational impacts, higher taxes paid and difficult comparable on working capital due to lower trade payables as a result of reduced production volumes in Brazil.

Changes in working capital in the first half of 2016 and 2015 reflect higher working capital levels end of June than at year-end as a result of seasonality.

Cash flow from investing activities

The following table sets forth our cash flow from investing activities for the six-month periods ended 30 June 2016 and 2015:

	Six-month period ended 30 June 2016	Six-month period ended 30 June 2015
	(USD million)
Net capex	(1,419)	(1,609)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(1,035)	(220)
Net proceeds from sale/(acquisitions) of investment in short term debt securities	(55,905)	(71)
Net of tax proceeds from the sale of assets held for sale	58	228
Other(1)	2	(91)

Cash flow from investing activities	(58,299)	(1,763)

Note:

(1)	Reclassified to conform to the 2016 presentation.

Net cash used in investing activities was USD 58,299 million in the six-month period ended 30 June 2016 as compared to USD 1,763 million in the same period of 2015. In January and March 2016, we raised a series of bonds in order to support the proposed combination with SABMiller. The excess liquidity resulting from these bonds was mainly invested in US Treasury Bills pending the closing of the combination. Such US Treasury Bills are of highly liquid nature. See also Note 13 to our unaudited interim report as of 30 June 2016 and for the six-month periods ended 30 June 2016 and 2015.

Our net capital expenditures amounted to USD 1,419 million in the six-month period ended 30 June 2016 and USD 1,609 million in the six-month period ended 30 June 2015. Out of the total 2016 capital expenditures, approximately 49% was used to improve our production facilities while 36% was used for logistics and commercial investments and 15% was used for improving administrative capabilities and purchase of hardware and software.

Cash flow from financing activities

The following table sets forth our cash flow from financing activities for the six-month periods ended 30 June 2016 and 2015:

	Six-month period ended 30 June 2016	Six-month period ended 30 June 2015
	(USD million)
Dividends paid	(3,929)	(4,556)
Net (payments on)/proceeds from borrowings	58,801	1,507
Net proceeds from the issue of share capital	-	3
Share buyback	-	(1,000)
Other(1)	75	(377)

Cash flow from financing activities	54,947	(4,423)

Note:

(1)	Reclassified to conform to the 2016 presentation.

The cash inflow from our financing activities amounted to USD 54,947 million in the six-month period ended 30 June 2016, as compared to a cash outflow of USD 4,423 million in the same period in 2015. The cash inflow from financing activities in the six-month period ended 30 June 2016 reflects the pre-funding of the proposed combination with SABMiller.

In connection with the proposed combination with SABMiller, we entered into a USD 75.0 billion Committed Senior Facilities agreement dated 28 October 2015 (“2015 Senior Facilities Agreement”). The new financing consists of a USD 10.0 billion Disposal Bridge Facility, a USD 15.0 billion Cash/DCM Bridge Facility A, a USD 15.0 billion Cash/DCM Bridge Facility B, a USD 25.0 billion Term Facility A, and a USD 10.0 billion Term Facility B. On 27 January 2016, we announced that we had cancelled USD 42.5 billion of our USD 75.0 billion Committed Senior Acquisition Facilities following approximately USD 47 billion of capital markets issuances in January 2016. On 4 April 2016, we announced that we had voluntarily cancelled a further USD 12.5 billion following the debt capital market issuances in March 2016 under our EMTN program. As of 30 June 2016, USD 20 billion of the Senior Facilities Agreement remains outstanding and these facilities remain undrawn. See also Note 15 to our unaudited interim report as of 30 June 2016 and for the six-month periods ended 30 June 2016 and 2015.

Our cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 30 June 2016 amounted to USD 62.0 billion. As of 30 June 2016, we had total liquidity of USD 71.0 billion, which consisted of USD 9.0 billion available under committed long-term credit facilities and USD 62.0 billion of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

Capital Resources and Equity

Our net debt increased to USD 44.9 billion as of 30 June 2016, from USD 42.2 billion as of 31 December 2015.

Apart from operating results net of capital expenditures, the net debt is mainly impacted by dividend payments to our shareholders and Ambev’s shareholders (USD 3.9 billion increase of net debt), the payment of interests and taxes (USD 3.0 billion increase) and the impact of changes in foreign exchange rates (USD 0.7 billion increase).

The net debt to EBITDA, as defined (adjusted for exceptional items) ratio increased from 2.51:1 at the end of 2015 to 2.77:1 on a reported basis for the 12-month period ending 30 June 2016.

Consolidated equity attributable to our equity holders as at 30 June 2016 was USD 33.9 billion, compared to USD 42.1 billion as at 31 December 2015. The equity attributable to equity holders was negatively impacted by a USD 9.0 billion negative mark-to-market adjustment related to the hedging of the purchase price of the proposed combination with SABMiller. By 31 December 2015, USD 2.4 billion losses on these foreign exchange hedges had been reported, of which USD 1.7 billion were reported through equity and USD 0.7 billion were reported through the income statement for the portion of the hedge that did not qualify for hedge accounting under IFRS rules. By 30 June 2016, an incremental loss of USD 6.6 billion on these foreign exchange hedges was reported in 2016, of which USD 4.2 billion were reported through equity and USD 2.4 billion were reported through the income statement.

Furthermore, the combined effect of the weakening of mainly the closing rates of the Argentinean peso, the Chinese yuan, the Mexican peso and the pound sterling and the strengthening of mainly the closing rates of the Brazilian real, the Canadian dollar, the euro, the Russian ruble and the South Korean won resulted in a negative foreign exchange translation adjustment of USD 693 million.

The chart below shows the terms and debt repayment schedules of our debt as of 30 June 2016 (figures in USD billions):

Further details on interest bearing loans and borrowings, repayment schedules and liquidity risk are disclosed in note 15 and note 18 to our unaudited interim report as of 30 June 2016 and for the six-month periods ended 30 June 2016 and 2015.

Outlook

Unless otherwise stated, the 2016 outlook refers to us on a stand-alone basis, and excludes the impact of the proposed combination with SABMiller.

In terms of the volume and revenue outlook for 2016, we expect:

•

Total AB InBev: We expect revenue per hectoliter to grow organically ahead of inflation, on a constant geographic basis, as a result of our revenue management initiatives and continued improvements in mix. When we make estimations on a constant geographic basis, we assume that each country in which we operate accounts for the same percentage of our global volume in 2016 as it did in 2015. In this way, for example, we seek to eliminate the impact for comparative purposes of faster growth in countries with lower revenue per hectoliter.

•

In the US: We expect industry volumes to continue to improve in 2016 compared to 2015. We expect our own sales-to-wholesalers and sales-to-retailers to converge on a full year basis. We expect further improvement in our net revenue per hectoliter performance, supported by favorable brand mix.

•	In Mexico: We expect another year of solid growth in industry volumes, driven by a favorable macro environment and our own commercial initiatives.

•

In Brazil: We are amending our guidance. Our previous guidance was for net revenue in Brazil to grow by mid to high single digits in 2016 compared to 2015. We now expect net revenue in 2016 to be flat with 2015, due to the weak consumer environment and the increased mix of returnable glass bottles, which are accretive for EBITDA but which reduce net revenue on a per hectoliter basis.

•	In China: We expect industry volumes to remain under pressure in 2016. We expect our own volumes to perform better than the industry, driven by our premium and super premium brands.

We are amending our guidance on cost of sales. Our previous guidance was for cost of sales per hectoliter to increase by mid-single digits on a constant geographic basis. We now expect cost of sales per hectoliter to grow by low single digits due to procurement savings, efficiencies and an increased mix of returnable glass bottles in Brazil.

We expect distribution expenses per hectoliter to grow by high single digits, driven by the growth in our premium brands, as well as an increase in own distribution in Brazil, both of which we expect to be more than offset by the increase in net revenue.

We continue to invest behind our brands and global platforms for the long term. We expect sales and marketing investments to grow by high single to low double digits in 2016 compared to 2015, weighted towards the first half of the year. In the second half of the year, we expect sales and marketing investments to grow mid to high single digits.

We expect the average rate of interest on net debt, excluding the impact of the proposed combination with SABMiller, to be in the range of 3.5% to 4.0% in 2016. Net pension interest expenses are expected to be approximately

USD 30 million per quarter. We are amending our guidance on accretion expenses. Our previous guidance was approximately USD 85 million per quarter. We now expect approximately USD 120 million per quarter, due to increased accretion expenses on bonds. Other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs. The net cost of the pre-funding of the SABMiller purchase price, resulting from the bond issuances in the first quarter of 2016, will be accounted for in net interest expense and is expected to amount to approximately USD 450 million in a full quarter.

We are amending our guidance on net capital expenditure. Our previous guidance was for net capital expenditure of approximately USD 4.0 billion in 2016. We now expect net capital expenditure to be approximately USD 3.7 billion this year.

Approximately one-third of our gross debt is denominated in currencies other than the U.S. dollar, principally the euro. Our optimal capital structure remains at a net debt to EBITDA, as defined (adjusted for exceptional items), ratio of around 2x. Following the completion of the combination, deleveraging to around this level will be a priority.

Recent Developments

Approval of proposed combination with SABMiller by the United States Department of Justice

On 20 July 2016, we announced that we had entered into a consent decree with the United States Department of Justice, which clears the way for United States approval of our proposed combination with SABMiller plc.

As part of the consent decree and consistent with our approach to proactively address potential regulatory concerns, we agreed to divest SABMiller’s United States interest in MillerCoors to Molson Coors. This divestiture, which was previously announced between AB InBev and Molson Coors, is conditional upon the successful closing of the proposed combination of AB InBev with SABMiller.

The terms of the consent decree formalize prior commitments made by our U.S. entity Anheuser-Busch (“AB”) including:

•	AB will not acquire a distributor if doing so would result in more than 10% of its annual volume being distributed through wholly-owned distributorships in the United States.

•	AB will not terminate any wholesalers as a result of the combination with SABMiller.

In addition, certain aspects of the company’s United States sales programs and policies will be reviewed and modified to conform to the consent decree.

Revised and Final offer for SABMiller

On 26 July 2016, we announced revised and final terms of our offer to acquire the entire issued and to be issued share capital of SABMiller.

Pursuant to the revised and final terms, each SABMiller shareholder will now be entitled to receive GBP 45.00 in cash for each SABMiller share. The revised Cash Consideration represents:

•	An increase of GBP 1.00 per SABMiller share over the GBP 44.00 Cash Consideration set out in the 11 November 2015 announcement

•	A premium of approximately 53% to SABMiller’s closing share price of GBP 29.34 on 14 September 2015 (being the last business day prior to renewed speculation of an approach from AB InBev)

•	A premium of approximately 39% to SABMiller’s three month volume weighted average share price of GBP 32.31 to 14 September 2015

Pursuant to the revised and final terms of the Partial Share Alternative, SABMiller shareholders will now be entitled to elect to receive GBP 4.6588 in cash and 0.483969 Restricted Shares for each SABMiller share.

The revised Partial Share Alternative represents, as of 25 July 2016:

•	A premium of approximately 74% to SABMiller’s closing share price of GBP 29.34 on 14 September 2015 (being the last business day prior to renewed speculation of an approach from AB InBev)

•	A premium of approximately 58% to SABMiller’s three-month volume weighted average share price of GBP 32.31 to 14 September 2015

Clearance in China for proposed combination with SABMiller, satisfaction of all pre-conditions to the proposed combination and SABMiller board recommendation of the proposed combination

On 29 July 2016, we announced the conditional approval of China’s Ministry of Commerce of our proposed combination with SABMiller.

To achieve the Ministry of Commerce’s conditional approval and consistent with our approach to proactively addressing potential regulatory concerns, as previously announced, we agreed to sell SABMiller’s 49% stake in China Resources Snow Breweries Ltd. to China Resources Beer (Holdings) Co. Ltd, which currently owns 51% of China Resources Snow Breweries Ltd. This divestment is conditional on the successful closing of the combination of AB InBev with SABMiller.

Following previously announced clearances in the EU, South Africa and the United States, all of the pre-conditions to the proposed combination have now been satisfied.

Thereafter, on 29 July 2016, SABMiller announced that its board intended to recommend the revised and final terms of the proposed combination announced by us on 26 July 2016 detailed above.

In the remaining jurisdictions where regulatory clearance is still pending, we will continue to engage proactively with the relevant authorities to address their concerns in order to obtain the necessary clearances as quickly as possible. We continue to focus on working closely with SABMiller to take the necessary steps in preparation for completing the combination as quickly as practicable and expect the transaction to complete in 2016.

FUTURE SEC FILINGS AND THIS FILING: IMPORTANT INFORMATION

In the event that AB InBev and SABMiller enter into a transaction, AB InBev may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Unaudited Interim Report

for the six-month period ended

30 June 2016

Index

1.	Unaudited condensed consolidated interim financial statements	3
1.1.	Unaudited condensed consolidated interim income statement	3
1.2.	Unaudited condensed consolidated interim statement of comprehensive income	4
1.3.	Unaudited condensed consolidated interim statement of financial position	5
1.4.	Unaudited condensed consolidated interim statement of changes in equity	6
1.5.	Unaudited condensed consolidated interim statement of cash flows	7
1.6.	Notes to the unaudited condensed consolidated interim financial statements	8

1.	Unaudited condensed consolidated interim financial statements

1.1.	Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June Million US dollar, except earnings per shares in US dollar	Notes	2016	2015
Revenue		20 206	21 505
Cost of sales		(8 002)	(8 662)
Gross profit		12 204	12 843

Distribution expenses		(1 964)	(2 125)
Sales and marketing expenses		(3 568)	(3 343)
Administrative expenses		(1 179)	(1 263)
Other operating income/(expenses)		422	483

Restructuring	7	(62)	(55)
Business and asset disposal	7	2	147
Acquisition costs business combinations	7	(79)	(4)
Judicial settlement	7	-	(77)
Profit from operations		5 775	6 606

Finance cost	8	(4 918)	(1 235)
Finance income	8	805	1 107
Net finance income/(cost)		(4 113)	(128)

Share of result of associates		3	8
Profit before tax		1 664	6 486

Income tax expense	9	(835)	(1 125)
Profit		829	5 361

Attributable to:
Equity holders of AB InBev		285	4 610
Non-controlling interest		544	751

Basic earnings per share	14	0.17	2.81
Diluted earnings per share	14	0.17	2.76

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.2. Unaudited condensed consolidated interim statement of comprehensive income

For the six-month period ended 30 June Million US dollar	Notes	2016	2015

Profit		829	5 361

Other comprehensive income: Items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits		1	1
		1	1

Other comprehensive income: Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(528)	(1 807)
Foreign exchange contracts recognized in equity in relation to the SABMiller proposed combination	18	(4 185)	-
Effective portion of changes in fair value of net investment hedges		128	(106)
Cash flow hedges recognized in equity		(165)	(125)
Cash flow hedges reclassified from equity to profit or loss		(15)	(36)
		(4 765)	(2 074)

Other comprehensive income, net of tax		(4 764)	(2 073)

Total comprehensive income		(3 935)	3 288

Attributable to:
Equity holders of AB InBev		(4 651)	2 862
Non-controlling interest		716	426

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.3.	Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	Notes	30 June 2016	31 December 2015

ASSETS
Non-current assets
Property, plant and equipment	10	19 309	18 952
Goodwill	11	65 210	65 061
Intangible assets	12	29 634	29 677
Investments in associates and joint ventures		286	212
Investment securities		49	48
Deferred tax assets		1 201	1 181
Employee benefits		5	2
Derivatives	18	213	295
Trade and other receivables		789	913
		116 696	116 341

Current assets
Investment securities	13	55 982	55
Inventories		3 282	2 862
Income tax receivables		994	87
Derivatives	18	1 544	3 268
Trade and other receivables		6 534	4 451
Cash and cash equivalents	13	6 050	6 923
Assets held for sale		47	48
		74 433	18 294
Total assets		191 129	134 635

EQUITY AND LIABILITIES
Equity
Issued capital	14	1 736	1 736
Share premium		17 620	17 620
Reserves		(18 053)	(13 168)
Retained earnings		32 587	35 949
Equity attributable to equity holders of AB InBev		33 890	42 137

Non-controlling interests		3 847	3 582
		37 737	45 719

Non-current liabilities
Interest-bearing loans and borrowings	15	101 045	43 541
Employee benefits		2 678	2 725
Deferred tax liabilities		11 890	11 961
Derivatives	18	338	315
Trade and other payables	17	1 389	1 241
Provisions		705	677
		118 045	60 460
Current liabilities
Bank overdrafts	13	55	13
Interest-bearing loans and borrowings	15	7 586	5 912
Income tax payables		430	669
Derivatives	18	9 547	3 980
Trade and other payables	17	17 601	17 662
Provisions		128	220
		35 347	28 456
Total equity and liabilities		191 129	134 635

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.4.	Unaudited condensed consolidated interim statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Post- employment benefits	Deferred share instrument	Retained earnings	Total	Non-controlling interest	Total equity

As per 1 January 2015	1 736	17 620	(819)	1 080	(5 336)	557	(1 447)	1 407	35 174	49 972	4 285	54 257
Profit	-	-	-	-	-	-	-	-	4 610	4 610	751	5 361
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-	-	(1 564)	-	-	-	-	(1 564)	(349)	(1 913)
Cash flow hedges	-	-	-	-	-	(184)	-	-	-	(184)	23	(161)
Re-measurements of post-employment benefits	-	-	-	-	-	-	-	-	-	-	1	1
Total comprehensive income	-	-	-	-	(1 564)	(184)	-	-	4 610	2 862	426	3 288
Dividends	-	-	-	-	-	-	-	(62)	(4 329)	(4 391)	(692)	(5 083)
Treasury shares	-	-	(987)	-	-	-	-	-	-	(987)	-	(987)
Share-based payments	-	-	-	81	-	-	-	-	-	81	9	90
Scope and other changes	-	-	-	-	-	-	-	-	(36)	(36)	(86)	(122)
As per 30 June 2015	1 736	17 620	(1 806)	1 161	(6 900)	373	(1 447)	1 345	35 419	47 501	3 942	51 443

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Post- employment benefits	Deferred share instrument	Retained earnings	Total	Non-controlling interest	Total equity

As per 1 January 2016	1 736	17 620	(1 626)	1 264	(11 493)	(1 217)	(1 400)	1 304	35 949	42 137	3 582	45 719
Profit	-	-	-	-	-	-	-	-	285	285	544	829
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-	-	(693)	-	-	-	-	(693)	293	(400)
Foreign exchange contracts recognized in equity in relation to the SABMiller proposed combination	-	-	-	-	-	(4 185)	-	-	-	(4 185)	-	(4 185)
Cash flow hedges	-	-	-	-	-	(59)	-	-	-	(59)	(121)	(180)
Re-measurements of post-employment benefits	-	-	-	-	-	-	1	-	-	1	-	1
Total comprehensive income	-	-	-	-	(693)	(4 244)	1	-	285	(4 651)	716	(3 935)
Dividends	-	-	-	-	-	-	-	(51)	(3 596)	(3 647)	(489)	(4 136)
Treasury shares	-	-	27	-	-	-	-	-	-	27	-	27
Share-based payments	-	-	-	75	-	-	-	-	-	75	(1)	74
Scope and other changes	-	-	-	-	-	-	-	-	(51)	(51)	39	(12)
As per 30 June 2016	1 736	17 620	(1 599)	1 339	(12 186)	(5 461)	(1 399)	1 253	32 587	33 890	3 847	37 737

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.5. Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2016	2015[1]

OPERATING ACTIVITIES
Profit		829	5 361
Depreciation, amortization and impairment		1 559	1 527
Impairment losses on receivables, inventories and other assets		46	42
Additions/(reversals) in provisions and employee benefits		121	173
Net finance cost/(income)	8	4 113	128
Loss/(gain) on sale of property, plant and equipment and intangible assets		(21)	(1)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(4)	(146)
Equity-settled share-based payment expense	16	110	106
Income tax expense	9	835	1 125
Other non-cash items included in the profit		(192)	(117)
Share of result of associates and joint ventures		(3)	(8)
Cash flow from operating activities before changes in working capital and use of provisions		7 393	8 190
Decrease/(increase) in trade and other receivables		(359)	(273)
Decrease/(increase) in inventories		(330)	(322)
Increase/(decrease) in trade and other payables	17	(984)	(370)
Pension contributions and use of provisions		(265)	(194)
Cash generated from operations		5 455	7 031

Interest paid		(1 078)	(1 060)
Interest received		244	156
Dividends received		6	19
Income tax paid		(2 174)	(1 432)
CASH FLOW FROM OPERATING ACTIVITIES		2 453	4 714

INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		109	66
Sale of subsidiaries, net of cash disposed of	6	20	1
Acquisition of subsidiaries, net of cash acquired	6	(1 055)	(221)
Acquisition of property, plant and equipment and of intangible assets	10/12	(1 528)	(1 675)
Net of tax proceeds from the sale of assets held for sale		58	228
Net proceeds from sale/(acquisition) of investment in short-term debt securities	13	(55 905)	(71)
Net proceeds from sale/(acquisition) of other assets		-	(45)
Net repayments/(payments) of loans granted		2	(46)
CASH FLOW FROM INVESTING ACTIVITIES		(58 299)	(1 763)

FINANCING ACTIVITIES
Purchase of non-controlling interest	14	(10)	(181)
Net proceeds from the issue of share capital	14	-	3
Proceeds from borrowings		65 257	9 645
Payments on borrowings		(6 456)	(8 138)
Cash net finance (cost)/income other than interests		85	(196)
Share buyback		-	(1 000)
Dividends paid		(3 929)	(4 556)
CASH FLOW FROM FINANCING ACTIVITIES		54 947	(4 423)

Net increase/(decrease) in cash and cash equivalents		(899)	(1 472)

Cash and cash equivalents less bank overdrafts at beginning of year		6 910	8 316
Effect of exchange rate fluctuations		(16)	(453)
Cash and cash equivalents less bank overdrafts at end of period	13	5 995	6 391

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1 Reclassified to conform to the 2016 presentation.

1.6.	Notes to the unaudited condensed consolidated interim financial statements

Corporate information	1
Statement of compliance	2
Summary of significant accounting policies	3
Use of estimates and judgments	4
Segment reporting	5
Acquisitions and disposals of subsidiaries	6
Exceptional items	7
Finance cost and income	8
Income taxes	9
Property, plant and equipment	10
Goodwill	11
Intangible assets	12
Cash and cash equivalents and investments in short-term debt securities	13
Changes in equity and earnings per share	14
Interest-bearing loans and borrowings	15
Share-based payments	16
Trade and other payables	17
Risks arising from financial instruments	18
Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	19
Contingencies	20
Related parties	21
Supplemental guarantor financial information	22
Events after the balance sheet date	23

1.  CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with a secondary listing on the Mexico (MEXBOL: ABI) and South Africa (JSE: ANB) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye® Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of more than 150 000 employees based in 26 countries worldwide. In 2015, AB InBev realized 43.6 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World.

The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2016 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and joint ventures and operations. The condensed consolidated interim financial statements as of 30 June 2016 and for the six-month periods ended 30 June 2016 and 30 June 2015 are unaudited; however, in the opinion of the company, the interim data include all adjustments, consisting of only normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on 28 July 2016.

2.  STATEMENT OF COMPLIANCE

The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2015. AB InBev did not early apply any new IFRS requirements that were not yet effective in 2016 and did not apply any European carve-outs from IFRS.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied are consistent with those applied in the annual consolidated financial statements ended 31 December 2015, except as described below.

(A)    SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2016, and have not been listed in these unaudited condensed consolidated interim financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

(B)    FOREIGN CURRENCIES

FUNCTIONAL AND PRESENTATION CURRENCY

Unless otherwise specified, all information included in these unaudited condensed consolidated interim financial statements has been stated in US dollar, which is the AB InBev presentation currency. As from 2009, following the combination with Anheuser-Bush, the company changed the presentation currency of the consolidated financial statements from the euro to the US dollar to provide greater alignment of the presentation currency with AB InBev’s most significant operating currency and underlying financial performance. The functional currency of the parent company is the euro.

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not operate in hyperinflationary economies in 2015 and in the six-month period ended 30 June 2016.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	30 June 2016	31 December 2015	30 June 2016	30 June 2015
Argentinean peso	14.920060	13.004955	14.127933	8.742260
Brazilian real	3.209806	3.904803	3.750743	2.971548
Canadian dollar	1.295622	1.388446	1.319418	1.233027
Chinese yuan	6.643401	6.485535	6.520308	6.217463
Euro	0.900739	0.918527	0.897703	0.891833
South Korean won	1 151.84	1 176.09	1 179.64	1 096.97
Mexican peso	18.911169	17.206357	17.780874	15.065764
Pound sterling	0.744461	0.674152	0.693730	0.656221
Russian ruble	64.255885	72.881615	69.686616	56.645896
Ukrainian hryvnia	24.854143	24.000600	25.548652	21.447057

(C)    RECENTLY ISSUED IFRS

IFRS WITH EFFECTIVE APPLICATION FOR ANNUAL PERIODS AFTER 1ST JANUARY 2016:

To the extent that new IFRS requirements are expected to be applicable in the future, they have been listed hereafter. For the six-month period ended 30 June 2016, they have not been applied in preparing these unaudited condensed consolidated interim financial statements.

The following standards, amendments and interpretations have been issued recently, but are not yet effective:

IFRS 9 Financial Instruments (effective from annual periods beginning on or after 1 January 2018, not yet endorsed by the European Union) is the standard issued as part of a wider project to replace IAS 39. IFRS 9 introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held; defines a new expected-loss impairment model that will require more timely recognition of expected credit losses; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant overhaul of hedge accounting that aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value.

IFRS 15 Revenue from Contracts with Customers (effective from annual periods beginning on or after 1 January 2018, not yet endorsed by the European Union). The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

IFRS 16 Leases (effective from annual periods beginning on or after 1 January 2019, not yet endorsed by the European Union replaces the existing lease accounting requirements and represents a significant change in the accounting and reporting of leases that were previously classified as operating leases, with more assets and liabilities to be reported on the balance sheet and a different recognition of lease costs.

Other Standards, Interpretations and Amendments to Standards: a number of other amendments to standards are effective for annual periods beginning after 1 January 2016, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

The impact for the application of those Standards and amendments is currently being assessed.

4.  USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2015.

5.    SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates through seven business segments. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %). The information presented is for the six-month period ended 30 June, except for segment assets (non-current) comparatives at 31 December 2015.

	North America		Mexico		Latin America North		Latin America South		Europe		Asia Pacific		Global Export and Holding Companies		Consolidated
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Volume	58	58	22	20	56	59	15	18	21	21	45	45	3	3	220	224

Revenue	7 795	7 719	1 847	1 948	3 709	4 484	1 276	1 614	1 896	1 922	2 784	2 822	900	997	20 206	21 505

Normalized EBITDA	3 116	3 038	871	986	1 735	2 170	580	681	465	499	825	762	(118)	(15)	7 474	8 123
Normalized EBITDA margin %	40.0%	39.4%	47.2%	50.6%	46.7%	48.4%	45.3%	42.2%	24.5%	26.0%	29.6%	27.0%	-	-	37.0%	37.8%

Depreciation, amortization and impairment	(393)	(368)	(159)	(173)	(344)	(360)	(94)	(94)	(165)	(164)	(312)	(296)	(92)	(72)	(1 559)	(1 527)

Normalized profit from operations (EBIT)	2 723	2 670	712	813	1 391	1 811	486	587	300	335	512	465	(209)	(86)	5 915	6 595

Exceptional items (refer to Note 7)	(11)	138	(4)	(21)	(3)	(77)	(3)	(5)	(18)	(8)	(24)	(8)	(77)	(7)	(139)	11

Profit from operations (EBIT)	2 712	2 808	708	792	1 388	1 734	483	582	282	327	488	457	(286)	(93)	5 775	6 606

Net finance income/(cost)															(4 113)	(128)
Share of results of associates and joint ventures															3	8
Income tax expense															(835)	(1 125)

Profit/(loss)															829	5 361

Segment assets (non-current)	62 382	61 870	19 597	21 615	13 177	11 357	2 431	2 435	4 497	4 316	12 610	12 761	2 003	1 987	116 696	116 341
Gross capex	366	302	190	99	302	489	158	161	171	164	247	382	58	81	1 492	1 677

6.   ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of acquisitions on the Statement of financial position and cash flows of AB InBev for 30 June 2016 and 2015:

Million US dollar	2016 Acquisitions	2015 Acquisitions	2016 Disposals	2015 Disposals
Non-current assets
Property, plant and equipment	169	15	(13)	(20)
Intangible assets	545	29	(6)	-
Investments in associates	62	-	-	-
Employee benefits	3	-	-	-
Deferred tax assets	1	-	-	-
Current assets
Inventories	22	5	(1)	-
Trade and other receivables	21	5	-	-
Cash and cash equivalents	19	-	-	-
Minority interests	(15)	-	-	-
Non-current liabilities
Interest-bearing loans and borrowings	(9)	(1)	-	-
Trade and other payables	(46)	-	-	-
Employee benefits	(1)	-	-	-
Provisions	-	-	-	(2)
Current liabilities
Interest-bearing loans and borrowings	(3)	(2)	-	-
Trade and other payables	(35)	4	-	-
Net identifiable assets and liabilities	733	55	(20)	(22)
Goodwill on acquisitions	313	63	6	-
Loss/(gain) on disposal	-	-	(1)	(8)
Prior year payments	(143)	-	-	-
Consideration to be paid	(91)	-	(5)	-
Net cash paid on prior years acquisitions / (received) on prior years disposals	31	103	-	-
Consideration paid/(received), satisfied in cash	843	221	(20)	(30)
Cash (acquired)/ disposed of	(18)	-	-	-
Net cash outflow/(inflow)	825	221	(20)	(30)

ACQUISITIONS AND DISPOSALS

During the first six months of 2016, AB InBev completed the acquisition of the Canadian rights to a range of primarily spirit-based beers and ciders from Mark Anthony Group. In a separate transaction, Mark Anthony Group agreed to sell certain non-U.S. and non-Canadian trademark rights and other intellectual property to one of the company’s subsidiaries. The aggregate purchase price of such acquisitions was approximately 413m US dollar. Mark Anthony Group retains full ownership of its U.S. business, as well as the Canadian wine, spirits and beer import and distribution business.

During the first six months 2015, AB InBev purchased 103m US dollar Grupo Modelo’s shares through the Trust established on 4 June 2013 to accept further tender of shares by Grupo Modelo shareholders over a period of up to 25 months.

The company undertook a series of additional acquisitions and disposals during the first six months of 2015 and 2016, with no significant impact in the company’s condensed consolidated interim income statement.

7.   EXCEPTIONAL ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Exceptional items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment Reporting.

The exceptional items included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2016	2015
Restructuring	(62)	(55)
Acquisition costs business combinations	(79)	(4)
Business and asset disposal	2	147
Judicial settlement	-	(77)
Impact on profit from operations	(139)	11

The exceptional restructuring charges for the six-month period ended 30 June 2016 total (62)m US dollar. These charges primarily relate to organizational alignments in Asia Pacific, Europe and North America. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisition costs of business combinations amount to (79)m US dollar by the end of June 2016, primarily related to costs incurred in relation to the proposed combination with SABMiller.

The exceptional restructuring charges for the six-month period ended 30 June 2015 total (55)m US dollar. These charges primarily relate to the integration of Grupo Modelo and to organizational alignments in Europe and North America.

Business and asset disposals resulted in a net gain of 147m US dollar as per 30 June 2015. This gain consists primarily of compensation for the termination of agreements with Crown Imports for the distribution of Grupo Modelo products through some of the company’s wholly-owned distributors in the US, and with Monster, for the distribution of its brands in the US.

The company also incurred exceptional finance cost of (2 168)m US dollar for the six-month period ended 30 June 2016 (30 June 2015: 335m US dollar income) - see Note 8 Finance cost and income.

All the above amounts are before income taxes. The exceptional items as of 30 June 2016 decreased income taxes by 18m US dollar (30 June 2015: 45m US dollar increase of income taxes).

Non-controlling interest on the exceptional items amounts to 2m US dollar for the six-month period ended 30 June 2016 (30 June 2015: 31m US dollar).

8.   FINANCE COST AND INCOME

FINANCE COSTS

For the six-month period ended 30 June Million US dollar	2016	2015

Interest expense	(1 812)	(947)
Capitalization of borrowing costs	9	12
Net interest on net defined benefit liabilities	(59)	(60)
Accretion expense	(263)	(149)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	(119)	-
Tax on financial transactions	(24)	(25)
Other financial costs, including bank fees	(43)	(66)
	(2 311)	(1 235)

Exceptional finance costs	(2 607)	-
	(4 918)	(1 235)

Finance costs, excluding exceptional items, increased by 1 076 million US dollar from prior year driven by higher interest expense, mainly as a result of the issuance of bonds in January and March 2016 in connection with the pre-funding of the proposed combination with SABMiller, as well as net foreign exchange losses and higher accretion expenses.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil and China. Interests are capitalized at a borrowing rate ranging from 4% to 8%.

In the light of the announced proposed combination with SABMiller, AB InBev recognized exceptional expenses of 2 607 million US dollar, of which:

–

2 365m US dollar negative mark-to-market adjustments as a result of derivative foreign exchange forward contracts entered into with respect to 46 billion pound sterling purchase price, for which a portion of the hedges could not qualify for hedge accounting – see also Note 18 Risks arising from financial instruments; and

–

242m US dollar related to accelerated accretion expenses associated to the 2015 Senior Facilities Agreement, as well as commitment fees and other fees. The accelerated accretion follows the cancellation of 42.5 and 12.5 billion US dollar commitments available under the 2015 Senior Facilities Agreement in January and April 2016, respectively. Commitment fees accrue and are payable periodically on any undrawn but available funds under these facilities – see also Note 15 Interest-bearing loans and borrowings.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 27 Risks arising from financial instruments of the 31 December 2015 consolidated financial statements.

FINANCE INCOME

For the six-month period ended 30 June Million US dollar	2016	2015

Interest income	256	175
Net foreign exchange gains (net of the effect of foreign exchange derivative instruments)	-	184
Net gains on hedging instruments that are not part of a hedge accounting relationship	90	407
Other financial income	20	6
	366	772

Exceptional finance income	439	335
	805	1 107

Finance income, excluding exceptional items, decreased mainly due to lower mark-to-market gains on certain derivatives related to the hedging of share-based payment programs which reached net gains of 306m US dollar during the first six months of 2016 (30 June 2015: 618m US dollar income). Interest income for the six-month period ended 30 June 2016 is positively impacted by the income on the excess liquidity following the issuance of bonds in the first quarter of 2016 that were mainly invested in US Treasury Bills pending the closing of the SABMiller acquisition.

Exceptional net finance income for the six-month period ended 30 June 2016 includes:

–

146m US dollar resulting from mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo (30 June 2015: 335m US dollar income). By 30 June 2016, 100% of the deferred share instrument had been hedged at an average price of approximately 68 euro per share. See also Note 14 Changes in equity and earnings per share;

–

166m US dollar positive mark-to-market adjustments as a results of derivatives entered into in order to convert the 13.25 billion euro bond issuance on 29 March 2016, into US dollar – see also Note 15 Interest-bearing loans and borrowings;

–

127m US dollar exceptional finance income resulting from mark-to-market adjustments on derivative instruments entered into to hedge the shares to be issued in relation to the proposed combination with SABMiller – see also Note 18 Risks arising from financial instruments.

No interest income was recognized on impaired financial assets.

9.  INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2016	2015
Current tax expense
Current year	(950)	(1 636)
Deferred tax (expense)/income	115	511
Total income tax expense in the income statement	(835)	(1 125)
The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:
For the six-month period ended 30 June Million US dollar	2016	2015
Profit before tax	1 664	6 486
Deduct share of result of associates and joint ventures	3	8
Profit before tax and before share of result of associates and joint ventures	1 661	6 478
Adjustments on taxable basis
Foreign source income	(428)	(475)
Government incentives	(362)	(386)
Taxable intercompany dividends	459	61
Expenses not deductible for tax purposes	2 544	601
Other non-taxable income	(137)	(243)
	3 737	6 036
Aggregated weighted nominal tax rate	30.4%	30.5%
Tax at aggregated weighted nominal tax rate	(1 136)	(1 838)
Adjustments on tax expense
Utilization of tax losses not previously recognized	10	12
Recognition of deferred taxes assets on previous years’ tax losses	11	19
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(244)	(196)
(Underprovided)/overprovided in prior years	(35)	47
Deductions from interest on equity	351	417
Deductions from goodwill	30	35
Other tax deductions	301	593
Change in tax rate	-	18
Withholding taxes	(139)	(189)
Other tax adjustments	16	(43)
	(835)	(1 125)
Effective tax rate	50.2%	17.4%

The total income tax expense for the six-month period ended 30 June 2016 amounts to 835m US dollar compared to 1 125m US dollar for the same period 2015. The effective tax rate increase from 17.4% for the six-month period ended 30 June 2015 to 50.2% for the six-month period ended 30 June 2016, mainly resulting from the non-deductible negative mark-to-market adjustment related to the hedging of the purchase price of the proposed combination with SABMiller that could not qualify for hedge accounting. Please refer to Note 18 Risks arising from financial instruments and Note 7 Exceptional items for details on the aforementioned derivatives.

The Company benefits from tax exempted income and tax credits which are expected to continue in the future, except for the tax deductibility of existing goodwill in Brazil, which will expire in 2017. The Company does not have significant benefits coming from low tax rates in any particular jurisdiction

10.	PROPERTY, PLANT AND EQUIPMENT

	30 June 2016					31 December 2015
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	9 239	20 975	3 182	1 933	35 329	37 485
Effect of movements in foreign exchange	227	627	128	9	991	(5 047)
Acquisitions	93	504	146	660	1 403	4 276
Acquisitions through business combinations	74	78	17	-	169	121
Disposals	(65)	(283)	(172)	-	(521)	(1 206)
Disposals through the sale of subsidiaries	(12)	(1)	-	-	(13)	(184)
Transfer (to)/from other asset categories and other movements[1]	158	516	148	(880)	(58)	(116)
Balance at end of the period	9 714	22 415	3 449	1 722	37 301	35 329
Depreciation and impairment losses
Balance at end of previous year	(2 745)	(11 613)	(2 019)	-	(16 377)	(17 222)
Effect of movements in foreign exchange	(112)	(450)	(101)	-	(664)	2 386
Disposals	42	232	134	-	408	1 011
Disposals through the sale of subsidiaries	-	-	-	-	-	133
Depreciation	(182)	(958)	(209)	-	(1 350)	(2 670)
Impairment losses	-	(14)	-	-	(15)	(48)
Transfer to/(from) other asset categories and other movements[1]	4	-	2	-	6	33
Balance at end of the period	(2 994)	(12 802)	(2 194)	-	(17 991)	(16 377)
Carrying amount
at 31 December 2015	6 494	9 362	1 163	1 933	18 952	18 952
at 30 June 2016	6 720	9 613	1 255	1 722	19 309	-

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 22m US dollar.

Contractual commitments to purchase property, plant and equipment amounted to 954m US dollar as at 30 June 2016 compared to 750m US dollar as at 31 December 2015. The increase results from projects mainly in North America, Asia Pacific and Latin America North.

AB InBev’s net capital expenditures amounted to 1 419m US dollar in the first half of 2016 and 1 609m US dollar the first half of 2015. Out of the total 2016 capital expenditures approximately 49% was used to improve the company’s production facilities while 36% was used for logistics and commercial investments and 15% was used for improving administrative capabilities and purchase of hardware and software.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 30 June 2016 of leased land and buildings was 139m US dollar (31 December 2015: 141m US dollar).

11.	GOODWILL

Million US dollar	30 June 2016	31 December 2015
Acquisition cost
Balance at end of previous year	65 099	70 765
Effect of movements in foreign exchange	(159)	(5 956)
Purchases of non-controlling interest	-	2
Disposals through the sale of subsidiaries	(6)	-
Acquisitions through business combinations	313	288
Balance at end of the period	65 247	65 099
Impairment losses
Balance at end of previous year	(38)	(7)
Impairment losses	-	(38)
Effect of movements in foreign exchange and other movements	1	7
Balance at end of the period	(37)	(38)
Carrying amount
at 31 December 2015	65 061	65 061
at 30 June 2016	65 210	-

AB InBev’s annual goodwill impairment testing is performed during the fourth quarter of the year, or whenever a triggering event has occurred.

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

12.	INTANGIBLE ASSETS

	30 June 2016					31 December 2015
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	27 426	2 227	1 399	667	31 719	31 880
Effect of movements in foreign exchange	(309)	38	18	(4)	(257)	(1 267)
Acquisitions through business combinations	359	171	-	15	545	270
Acquisitions and expenditures	9	17	29	55	110	1 018
Disposals through the sales of subsidiaries	-	-	-	-	-	(20)
Disposals	(5)	(9)	(2)	(6)	(20)	(108)
Transfer (to)/from other asset categories and other movements	(26)	(222)	131	(59)	(176)	(54)
Balance at end of period	27 455	2 222	1 575	668	31 920	31 719
Amortization and impairment losses
Balance at end of previous year	(32)	(954)	(987)	(69)	(2 042)	(1 957)
Effect of movements in foreign exchange	-	(28)	(16)	(2)	(46)	238
Amortization	-	(89)	(98)	(21)	(208)	(368)
Impairment losses	-	-	-	-	-	(32)
Disposals through the sales of subsidiaries	-	-	-	-	-	2
Disposals	-	7	2	2	10	77
Transfer to/(from) other asset categories and other movements	-	-	-	-	-	(2)
Balance at end of period	(32)	(1 064)	(1 099)	(90)	(2 286)	(2 042)
Carrying value at 31 December 2015	27 394	1 273	412	598	29 677	29 677
at 30 June 2016	27 423	1 158	476	577	29 634	-

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred.

13.	CASH AND CASH EQUIVALENTS AND INVESTMENTS IN SHORT-TERM DEBT SECURITIES

CASH AND CASH EQUIVALENTS

Million US dollar	30 June 2016	31 December 2015
Short-term bank deposits	3 193	4 462
Cash and bank accounts	2 857	2 461
Cash and cash equivalents	6 050	6 923
Bank overdrafts	(55)	(13)
	5 995	6 910
INVESTMENTS IN SHORT-TERM DEBT SECURITIES
Million US dollar	30 June 2016	31 December 2015
Current investments
US Treasury Bills	55 900	-
Debt securities held for trading	82	55
	55 982	55

AB InBev raised a series of bonds in the first quarter of 2016 to support the proposed combination with SABMiller. The excess liquidity resulting from these bonds was mainly invested in US Treasury Bills pending the closing of the combination.

The cash outstanding per 30 June 2016 includes restricted cash for an amount of 2m US dollar. This restricted cash relates to outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds from the 2008 combination.

14.	CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the first six months of 2016:

	Issued capital
ISSUED CAPITAL	Million shares	Million US dollar
At the end of the previous year	1 608	1 736
Changes during the period	-	-
	1 608	1 736

	Treasury shares		Result on the use of treasury shares
TREASURY SHARES	Million shares	Million US dollar	Million US dollar
At the end of the previous year	1.9	(202)	(1 424)
Changes during the period	(1.4)	153	(126)
	0.5	(49)	(1 550)

As at 30 June 2016, the total issued capital of 1 736m US dollar is represented by 1 608 242 156 shares without face value, of which 462 691 365 registered shares, and 1 145 550 791 dematerialized shares.

The total of authorized, un-issued capital amounts to 41m US dollar (37m euro).

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IFRS 10, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During the first six months of 2016, AB InBev purchased non-controlling interests in subsidiaries for a total consideration of 10m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

DIVIDENDS

On 29 October 2015, an interim dividend of 1.60 euro per share or approximately 2 570m euro was approved by the Board of Directors. This interim dividend was paid out on 16 November 2015. On 27 April 2016, in addition to the interim dividend paid on 16 November 2015, a dividend of 2.00 euro per share or approximately 3 206m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2015 fiscal year of 3.60 euro per share or approximately 5 776m euro. The dividend was paid out on 3 May 2016.

On 30 October 2014, an interim dividend of 1.00 euro per share or approximately 1 636m euro was approved by the Board of Directors. This interim dividend was paid out 14 November 2014. On 29 April 2015 a dividend of 2.00 euro per share or approximately 3 276m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2014 fiscal year of 3.00 euro per share or approximately 4 912m euro. This dividend was paid out on 6 May 2015.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 15%.

DEFERRED SHARE INSTRUMENT

In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for a consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument is classified as an equity instrument, in line with IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity. On 3 May 2016, the company paid a coupon of 2.00 euro per share or approximately 51m US dollar. On 6 May 2015 the company paid a coupon of 2.00 euro per share or approximately 62m US dollar.

STOCK LENDING

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 15 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend.

As of 30 June 2016, 12 million loaned securities were used to fulfil stock option plan commitments.

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2016 is based on the profit attributable to equity holders of AB InBev of 285m US dollar (30 June 2015: 4 610m US dollar) and a weighted average number of ordinary shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2016	2015

Issued ordinary shares at 1 January, net of treasury shares	1 606	1 607
Effect of shares issued and share buyback programs	1	(2)
Effect of stock lending	11	12
Effect of undelivered shares under the deferred share instrument	23	23
Weighted average number of ordinary shares at 30 June	1 641	1 640

The calculation of diluted earnings per share for the six-month period ended 30 June 2016 is based on the profit attributable to equity holders of AB InBev of 285m US dollar (30 June 2015: 4 610m US dollar) and a weighted average number of ordinary shares (diluted) outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2016	2015

Weighted average number of ordinary shares at 30 June	1 641	1 640
Effect of share options, warrants and restricted stock units	32	31
Weighted average number of ordinary shares (diluted) at 30 June	1 673	1 671

The calculation of earnings per share before exceptional items is based on the profit after tax and before exceptional items, attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

For the six-month period ended 30 June Million US dollar	2016	2015

Profit before exceptional items, attributable to equity holders of AB InBev	2 571	4 278
Exceptional items, after taxes, attributable to equity holders of AB InBev (refer to Note 7)	(119)	(3)
Exceptional finance income/(cost), after taxes, attributable to equity holders of AB InBev (refer to Note 7)	(2 168)	335
Profit attributable to equity holders of AB InBev	285	4 610

The table below sets out the EPS calculation:

For the six-month period ended 30 June Million US dollar	2016	2015

Profit attributable to equity holders of AB InBev	285	4 610
Weighted average number of ordinary shares	1 641	1 640
Basic EPS	0.17	2.81

Profit before exceptional items, attributable to equity holders of AB InBev	2 571	4 278
Weighted average number of ordinary shares	1 641	1 640
EPS before exceptional items	1.57	2.61

Profit attributable to equity holders of AB InBev	285	4 610
Weighted average number of ordinary shares (diluted)	1 673	1 671
Diluted EPS	0.17	2.76

Profit before exceptional items, attributable to equity holders of AB InBev	2 571	4 278
Weighted average number of ordinary shares (diluted)	1 673	1 671
Diluted EPS before exceptional items	1.54	2.56

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 5m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2016.

15.	INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 18 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	30 June 2016	31 December 2015

Secured bank loans	189	175
Unsecured bank loans	190	89
Unsecured bond issues	100 511	43 112
Unsecured other loans	35	43
Finance lease liabilities	120	122
	101 045	43 541

CURRENT LIABILITIES Million US dollar	30 June 2016	31 December 2015

Secured bank loans	300	102
Commercial papers	2 109	2 087
Unsecured bank loans	417	1 380
Unsecured bond issues	4 747	2 330
Unsecured other loans	10	9
Finance lease liabilities	3	4
	7 586	5 912

The current and non-current interest-bearing loans and borrowings amount to 108.6 billion US dollar as of 30 June 2016, compared to 49.5 billion US dollar as of 31 December 2015.

Commercial papers amount to 2.1 billion US dollar as of 30 June 2016 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

During the first six months of 2016, AB InBev completed the issuance of the following series of bonds:

Issue date	Aggregate principal amount (in millions)	Currency	Interest rate	Maturity date
25 January 2016	4 000	US dollar	1.900%	1 February 2019
25 January 2016	7 500	US dollar	2.650%	1 February 2021
25 January 2016	6 000	US dollar	3.300%	1 February 2023
25 January 2016	11 000	US dollar	3.650%	1 February 2026
25 January 2016	6 000	US dollar	4.700%	1 February 2036
25 January 2016	11 000	US dollar	4.900%	1 February 2046
25 January 2016	500	US dollar	3M LIBOR + 126 bps	1 February 2021
29 January 2016	1 470	US dollar	4.915%	29 January 2046
29 March 2016	1 750	Euro	0.625%	17 March 2020
29 March 2016	2 000	Euro	0.875%	17 March 2022
29 March 2016	2 500	Euro	1.500%	17 March 2025
29 March 2016	3 000	Euro	2.000%	17 March 2028
29 March 2016	2 750	Euro	2.750%	17 March 2036
29 March 2016	1 250	Euro	3M EURIBOR + 75 bps	17 March 2020

Substantially all of the net proceeds of the offering will be used to fund a portion of the purchase price for the combination with SABMiller and related transactions. The excess liquidity resulting from these bonds was mainly invested in US Treasury Bills pending the closing of the proposed combination. The remainder of the net proceeds will be used for general corporate purposes.

The 2019 fixed rate US dollar Notes, the 2020 fixed and floating rate euro Notes, the 2021 fixed and floating rate US dollar Notes, the 2022 fixed rate euro Notes, the 2023 fixed rate US dollar Notes, the 2025 fixed rate euro Notes and the 2026 fixed rate US dollar Notes will be subject to a special mandatory redemption at a redemption price equal to 101% of the initial price of such notes, plus accrued and unpaid interest to, but not including the special mandatory redemption date if the combination is not consummated on or prior to 11 November 2016 (which date is extendable at the option of the Issuer to 11 May 2017) or if, prior to such date, AB InBev announces the withdrawal or lapse of the combination and that it is no longer pursuing the combination.

In connection with the proposed combination with SABMiller, AB InBev entered into a 75.0 billion US dollar Committed Senior Acquisition Facilities agreement dated 28 October 2015 to fund the cash consideration of the transaction. The new financing consists of a 10.0 billion US dollar Disposal Bridge Facility, a 15.0 billion US dollar Cash/DCM Bridge Facility A, a 15.0 billion US dollar Cash/DCM Bridge Facility B, a 25.0 billion US dollar Term Facility A, and a 10.0 billion US dollar Term Facility B, (“2015 Senior Facilities Agreement”).

On 27 January 2016, AB InBev announced that it had cancelled 42.5 billion US dollar of the 75.0 billion US dollar Committed Senior Acquisition Facilities. Upon receipt of the net proceeds of the January 46 billion US dollar offering, the company was required to cancel the Bridge to Cash / DCM Facilities A & B totaling 30 billion US dollar. Additionally, the company chose to make a voluntary cancellation of 12.5 billion US dollar of the Term Facility A as permitted under the terms of the Committed Senior Acquisition Facilities. On 4 April 2016, AB InBev announced that it had chosen to make an additional voluntary cancellation of the remaining 12.5 billion US dollar of the Term Facility A.

A summation of the Facilities and related cancellations is presented below:

Facility	Term	Applicable Margin (bps)	Original Amount (Million US dollar)	January 2016 Cancellation (Million US dollar)	April 2016 Cancellation (Million US dollar)	Current Amount (Million US dollar)
Term Facility A	3 Years	LIBOR + 110	25 000	(12 500)	(12 500)	-
Term Facility B	5 Years	LIBOR + 125	10 000	-	-	10 000
Disposal Bridge Facility	1 Year	LIBOR + 100	10 000	-	-	10 000
Bridge to Cash / DCM Facility A	1 Year	LIBOR + 100	15 000	(15 000)	-	-
Bridge to Cash / DCM Facility B	2 Years	LIBOR + 100	15 000	(15 000)	-	-
			75 000	(42 500)	(12 500)	20 000

It is intended that net proceeds from the announced sale of both SABMiller’s interests in MillerCoors and the global Miller brand, SABMiller’s interest in China Resources Snow Breweries and part of SABMiller’s European business, will be used to pay down and cancel the Disposals Bridge Facility in due course.

The facilities bear interest rate calculated as LIBOR for a period equal to the length of the interest period plus an applicable margin. The margins on each facility will be determined based on ratings assigned by rating agencies to AB InBev long-term debt. For the Disposal Bridge Facility the margin ranges between 0.85% per annum and 1.30% per annum. For Term Facility B, the margin ranges between 1.00% per annum and 1.45% per annum.

All proceeds from the drawdown under the 2015 Senior Facilities Agreement must be applied, directly or indirectly, towards the acquisition of SABMiller, refinancing of existing indebtedness of SABMiller or any costs in connection therewith. As of 30 June 2016, all facilities remain undrawn. Each facility is available to be drawn until 28 October 2016, subject to an extension up to 28 April 2017 at AB InBev’s option. The maximum tenor for Term Facility B is determined by reference to the date of the 2015 Senior Facilities Agreement and will not be affected by an extension of the availability period. Customary commitment fees are payable on any undrawn but available funds under the 2015 Senior Facilities Agreement. These fees are recorded as exceptional finance cost.

AB InBev is in compliance with all its debt covenants as of 30 June 2016. The 2010 Senior Facilities and the 2015 Senior Facilities Agreement do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 30 JUNE 2016 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	489	300	82	25	22	60
Commercial papers	2 109	2 109	-	-	-	-
Unsecured bank loans	607	417	141	49	-	-
Unsecured bond issues	105 258	4 747	5 863	8 966	18 570	67 112
Unsecured other loans	45	10	11	6	4	14
Finance lease liabilities	123	3	6	5	14	95
	108 631	7 586	6 103	9 051	18 610	67 281
TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2015 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	277	102	72	20	28	55
Commercial papers	2 087	2 087	-	-	-	-
Unsecured bank loans	1 469	1 380	84	-	5	-
Unsecured bond issues	45 442	2 330	6 415	4 613	10 163	21 921
Unsecured other loans	52	9	10	8	9	16
Finance lease liabilities	126	4	4	5	15	98
	49 453	5 912	6 585	4 646	10 220	22 090

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt increased to 44.9 billion US dollar as of 30 June 2016, from 42.2 billion US dollar as of 31 December 2015. Apart from operating results net of capital expenditures, the net debt is mainly impacted by dividend payments to shareholders of AB InBev and Ambev (3.9 billion US dollar), the payment of interests and taxes (3.0 billion US dollar) and the impact of changes in foreign exchange rates (0.7 billion US dollar increase of net debt).

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	30 June 2016	31 December 2015

Non-current interest-bearing loans and borrowings	101 045	43 541
Current interest-bearing loans and borrowings	7 586	5 912
	108 631	49 453

Bank overdrafts	55	13
Cash and cash equivalents	(6 050)	(6 923)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(1 777)	(286)
Debt securities (included within Investment securities)	(56 003)	(72)
Net debt	44 856	42 185

16.	SHARE-BASED PAYMENTS[1]

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

Share-based payment transactions resulted in a total expense of 113m US dollar for the six-month period ended 30 June 2016, as compared to 108m US dollar for the six-month period ended 30 June 2015.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

During 2016, AB InBev issued 0.7m of matching restricted stock units in relation to bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 84m US dollar and cliff vest after five years.

LTI Stock Option Plan for Directors

AB InBev granted 0.2m stock options to members of the board of directors during 2016 representing a fair value of approximately 5m US dollar.

Other Grants

AB InBev has in place three specific long-term incentive programs.

One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2016, 0.1m restricted stock units with an estimated fair value of 0.4m US dollar were granted under this program to a selected number of employees.

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. In case of termination of service before the vesting date, special forfeiture rules apply. In 2016, no restricted stock units were granted under this program.

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching stock options which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2016, employees purchased 0.1m shares under this program for the equivalent of 0.5m US dollar.

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, an options exchange program can be executed whereby unvested options are exchanged against restricted shares that remain locked-up until 5 years after the end of the initial vesting period. In 2015 and 2016, no unvested options were exchanged against restricted shares. As a variant to this program, the Remuneration Committee has approved the early release of the vesting conditions of 0.2m unvested options. The shares that result from the exercise of the options must remain locked-up until 31 December 2023. The Remuneration Committee has also approved the early release of vesting conditions of 0.1m unvested options and 0.1m unvested restricted stock units. The shares that result from the exercise of the options or the accelerated vesting of restricted stock units must remain locked-up until the end of the initial vesting period.

As the vesting period for these stock options and restricted stock units was changed, an accelerated expense of 0.7m US dollar was recorded as a result of the modification.

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 4.9m restricted stock units in 2016 with an estimated fair value of 24.9m US dollar.

[1]	Amounts have been converted to US dollar at the average rate of the period.

17.	TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2016	31 December 2015

Indirect taxes payable	172	186
Trade payables	529	484
Deferred consideration on acquisitions	559	329
Other payables	129	242
	1 389	1 241

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2016	31 December 2015

Trade payables and accrued expenses	10 898	11 616
Payroll and social security payables	756	924
Indirect taxes payable	1 662	1 610
Interest payable	1 603	817
Consigned packaging	738	680
Dividends payable	483	239
Deferred income	26	49
Deferred consideration on acquisitions	1 232	1 474
Other payables	203	253
	17 601	17 662

Deferred consideration on acquisitions is mainly comprised of 1.5 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”), which may result in Ambev acquiring additional Class B shares of Cervecería Nacional Dominicana S.A. (“CND”). The put option granted to ELJ is exercisable since 2013. The valuation of this option is based on the EBITDA of the consolidated operations in Dominican Republic.

18.	RISKS ARISING FROM FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

Some of the company’s risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading. Other than the disclosures below, there were no other material changes to Note 27 Risks arising from financial instruments of the 31 December 2015 consolidated financial statements.

The following table provides an overview of the derivative financial instruments outstanding at 30 June 2016 by maturity bucket. The amounts included in this table are the notional amounts.

	30 June 2016					31 December 2015
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency
Forward exchange contracts SABMiller proposed combination	70 297	-	-	-	-	68 860	-	-	-	-
Other forward exchange contracts	12 602	42	-	-	-	10 481	-	508	803	-
Foreign currency futures	608	-	-	-	-	1 568	100	-	-	-

Interest rate
Interest rate swaps	-	93	1 250	1 784	90	-	77	-	3 000	74
Cross currency interest rate swaps	1 636	780	1 839	-	1 592	-	1 604	777	1 803	1 560
Interest rate futures	16	-	-	125	-	-	13	-	109	-
Other interest rate derivatives	-	-	-	-	565	-	-	-	-	565

Commodities
Aluminum swaps	1 461	4	-	-	-	1 509	172	-	-	-
Other commodity derivatives	1 122	108	-	-	-	1 227	82	-	-	-

Equity
Equity derivatives	8 477	1 466	-	-	-	5 985	-	-	-	-

FOREIGN EXCHANGE RISK ON THE PROPOSED COMBINATION WITH SABMILLER

Following the proposed combination with SABMiller, AB InBev entered into derivative foreign exchange forward contracts with respect to 46 billion pound sterling of the purchase price, to hedge against exposure changes in the US dollar exchange rate for the cash component of the purchase consideration in pound sterling. The 46 billion pound sterling has been hedged at an average rate of 1.5276 US dollar per pound sterling. Although these derivatives are considered to be economic hedges, only a portion of such derivatives could qualify for hedge accounting under IFRS rules, as AB InBev NV, the acquiring company, has a euro functional currency.

Since inception of the derivative contracts in 2015, 9.0 billion US dollar negative mark-to-market adjustment related to such hedging were recognized cumulatively over 2015 and 2016, of which 5.9 billion US dollar through equity and 3.1 billion US dollar in the income statement.

The mark-to-market of the financial instruments that qualify for a hedge relationship will be reported in equity, whereas the mark-to-market of the financial instruments that do not qualify for hedge accounting will be reported in the profit and loss account until the closing of the transaction.

As of 30 June 2016, financial instrument for approximately 45.0 billion US dollar equivalent qualified for hedge accounting and a mark-to-market of 4 186m US dollar loss was reported in equity in 2016 and financial instruments for approximately 25.3 billion US dollar did not qualify for hedge accounting and a mark-to-market of 2 365m US dollar loss was reported as an exceptional finance cost in the profit and loss account in 2016 - see Note 8 Finance cost and income.

EQUITY PRICE RISK

AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. Furthermore, AB InBev entered into a series of derivative contracts to hedge the deferred share instrument related to the Modelo combination (see also Note 8 Finance cost and income and Note 14 Changes in equity and earnings per share) and some share-based payments in connection with the combination with SABMiller. Most of these derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 30 June 2016, an exposure for an equivalent of 82.3m of AB InBev shares was hedged, resulting in a total gain of 579m US dollar recognized in the profit and loss account for the period, of which 306m US dollar related to the company’s share-based payment programs, 146m US dollar and 127m US dollar related to the Modelo and SABMiller transactions, respectively.

Between 2012 and 2016, AB InBev reset with counterparties certain derivative contracts to market price. This resulted in a cash inflow of 1.3 billion US dollar between 2012 and 2015 and 1.9 billion US dollar in 2016 and, accordingly, a decrease of counterparty risk.

LIQUIDITY RISK

The following are the contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities

	30 June 2016
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(489)	(556)	(315)	(92)	(33)	(32)	(84)
Commercial papers	(2 109)	(2 110)	(2 110)	-	-	-	-
Unsecured bank loans	(607)	(760)	(478)	(230)	(52)	-	-
Unsecured bond issues	(105 258)	(156 095)	(6 985)	(9 599)	(12 588)	(24 547)	(102 376)
Unsecured other loans	(45)	(136)	(18)	(19)	(14)	(11)	(74)
Finance lease liabilities	(123)	(210)	(13)	(14)	(13)	(32)	(138)
Bank overdraft	(55)	(55)	(55)	-	-	-	-
Trade and other payables	(18 919)	(19 306)	(17 535)	(528)	(181)	(470)	(592)
	(127 605)	(179 228)	(27 509)	(10 482)	(12 881)	(25 092)	(103 264)
Derivative financial assets/(liabilities)
Interest rate derivatives	(84)	(83)	23	13	16	9	(144)
Foreign exchange derivatives	(9 004)	(9 074)	(9 074)	-	-	-	-
Cross currency interest rate swaps	(80)	(81)	34	(55)	(88)	11	17
Commodity derivatives	11	5	5	-	-	-	-
Equity derivatives	1 029	982	891	91	-	-	-
	(8 128)	(8 251)	(8 121)	49	(72)	20	(127)

Of which: directly related to cash flow hedges	(6 170)	(6 395)	(6 274)	(88)	4	7	(44)

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

	31 December 2015
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(277)	(340)	(115)	(81)	(27)	(39)	(78)
Commercial papers	(2 087)	(2 089)	(2 089)	-	-	-	-
Unsecured bank loans	(1 469)	(1 740)	(1 446)	(216)	(56)	(22)	-
Unsecured bond issues	(45 442)	(63 694)	(3 434)	(8 036)	(6 209)	(12 546)	(33 469)
Unsecured other loans	(52)	(114)	(15)	(16)	(14)	(15)	(54)
Finance lease liabilities	(126)	(218)	(13)	(14)	(14)	(32)	(145)
Bank overdraft	(13)	(13)	(13)	-	-	-	-
Trade and other payables	(18 816)	(19 082)	(17 616)	(454)	(184)	(392)	(436)
	(68 282)	(87 290)	(24 741)	(8 817)	(6 504)	(13 046)	(34 182)
Derivative financial assets/(liabilities)
Interest rate derivatives	(99)	(100)	18	(8)	(15)	(13)	(82)
Foreign exchange derivatives	(3 022)	(3 088)	(3 072)	2	(12)	(6)	-
Cross currency interest rate swaps	167	175	57	182	(73)	(81)	90
Commodity derivatives	(246)	(247)	(250)	3	-	-	-
Equity derivatives	2 468	2 469	2 469	-	-	-	-
	(732)	(791)	(778)	179	(100)	(100)	8

Of which: directly related to cash flow hedges	(1 187)	(1 269)	(1 238)	45	(105)	13	16

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	30 June 2016	31 December 2015	30 June 2016	31 December 2015	30 June 2016	31 December 2015

Foreign currency
Forward exchange contracts	449	574	(9 446)	(3 625)	(8 997)	(3 051)
Foreign currency futures	19	94	(26)	(65)	(7)	29

Interest rate
Interest rate swaps	64	-	(5)	(19)	59	(19)
Cross currency interest rate swaps	89	307	(169)	(140)	(80)	167
Other interest rate derivatives	-	-	(143)	(80)	(143)	(80)

Commodities
Aluminum swaps	37	28	(46)	(211)	(9)	(183)
Sugar futures	28	7	-	(11)	28	(4)
Wheat futures	18	62	(9)	(24)	9	38
Other commodity derivatives	21	5	(38)	(102)	(17)	(97)

Equity
Equity derivatives	1 032	2 486	(3)	(18)	1 029	2 468
	1 757	3 563	(9 885)	(4 295)	(8 128)	(732)

Of which:
Non-current	213	295	(338)	(315)	(125)	(20)
Current	1 544	3 268	(9 547)	(3 980)	(8 003)	(712)

As required by IFRS 13 Fair value measurement, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

Fair value hierarchy 30 June 2016 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	55 982	-	-
Derivatives at fair value through profit and loss	3	913	-
Derivatives in a cash flow hedge relationship	51	495	-
Derivatives in a fair value hedge relationship	-	83	-
Derivatives in a net investment hedge relationship	-	212	-
	56 036	1 703	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 638
Derivatives at fair value through profit and loss	1	2 973	-
Derivatives in a cash flow hedge relationship	38	6 678	-
Derivatives in a fair value hedge relationship	-	169	-
Derivatives in a net investment hedge relationship	-	26	-
	39	9 846	1 638

Fair value hierarchy 31 December 2015 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	55	-	-
Derivatives at fair value through profit and loss	41	2 712	-
Derivatives in a cash flow hedge relationship	47	404	-
Derivatives in a fair value hedge relationship	-	180	-
Derivatives in a net investment hedge relationship	16	163	-
	159	3 459	-
Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 449
Derivatives at fair value through profit and loss	36	1 819	-
Derivatives in a cash flow hedge relationship	35	1 603	-
Derivatives in a fair value hedge relationship	-	117	-
Derivatives in a net investment hedge relationship	19	666	-
	90	4 205	1 449

DERIVATIVE INSTRUMENTS

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques. These are based on market inputs from reliable financial information providers.

NON-DERIVATIVE FINANCIAL ASSETS

Following the issuance of bonds in January and March 2016, the company invested 55.9 billion US dollar in US Treasury Bills pending the closing of the SABMiller proposed combination. These US Treasury Bills are reported as held for trading financial assets.

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A., following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. As of 30 June 2016, the put option was valued 1 491m US dollar (31 December 2015: 1 424m US dollar) and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. No value was allocated to the call option. The fair value of such deferred consideration is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers. As the put option may be exercised in the short-term, a portion of the liability is presented as a current liability.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

OFFSETTING FINANCIAL ASSETS & FINANCIAL LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	30 June 2016
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	1 758	1 758	(1 929)	(171)
Derivative liabilities	(9 885)	(9 885)	3 202	(6 683)

	31 December 2015
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	3 563	3 563	(4 633)	(1 070)
Derivative liabilities	(4 295)	(4 295)	3 475	(820)

19.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

Major change in collateral and contractual commitments to purchase property, plant and equipment, loans to customers and other during the six-month period ended 30 June 2016 compared to 31 December 2015 relates to additional collateral given on derivative positions amounting to 1.5 billion US dollar during the six-month period ended 30 June 2016.

20.	CONTINGENCIES[3]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

AMBEV TAX MATTERS

As of 30 June 2016, AB InBev’s material tax proceedings related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2016	31 December 2015

Income tax and social contribution	6 291	4 189
Value-added and excise taxes	3 597	2 658
Other taxes	433	220
	10 321	7 067

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

During 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another tax assessment relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. In December 2013, Ambev received another tax assessment related to profits of its foreign subsidiaries. As of 30 June 2016, Ambev management estimates the exposure of approximately 4.7 billion Brazilian real (1.5 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount, and approximately 40 million Brazilian real (12m US dollar) as a probable loss.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the Inbev Holding Brasil S.A. merger with Ambev. In November 2014 the Lower Administrative Court concluded the judgment. The decision was partly favorable, Ambev was notified in August 2015 and presented an appeal to the Upper Administrative Court. Ambev has not yet received a judgment on that appeal. In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and will file a defense at the legal term. Ambev has not recorded any provisions for this matter, and management estimates possible losses in relation to this assessment to be approximately 7.4 billion Brazilian real (2.3 billion US dollar) as of 30 June 2016. In the event we are required to pay these amounts, the company will reimburse the amount proportional to the benefit received by the company pursuant to the merger protocol, as well as the related costs.

[1]	Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules
[2]	Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules
[3]	Amounts have been converted to US dollar at the closing rate of the respective period.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. Ambev filed a defense in November 2013. In December 2014, Ambev filed an appeal against the unfavorable first level administrative decision published in November 2014. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.4 billion Brazilian real (0.4 billion US dollar) as of 30 June 2016. Ambev has not recorded any provision in connection therewith.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the offset of tax loss carry forward arising in the context of business combinations. In February 2016, the Upper House of the Administrative Tax Court concluded the judgment of two tax assessments on this matter. In both cases the decision was unfavorable. Ambev filed a judicial proceeding and awaits for the judgement. Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately 0.5 billion Brazilian real (0.2 billion US dollar) as of 30 June 2016.

In December 2014, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. The defense was presented on 28 January 2015. In July 2016, Ambev was notified of the unfavorable first level administrative decision and will file an appeal to the Upper Administrative Court at the legal term. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.4 billion Brazilian real (0.4 billion US dollar) as of 30 June 2016. Ambev has not recorded any provision in connection therewith.

In December 2015, Ambev also received a new tax assessment related to the same matter. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 0.4 billion Brazilian real (0.1 billion US dollar) as of 30 June 2016. Ambev has not recorded any provision in connection with this assessment.

During 2014 and the first quarter of 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately 2.5 billion Brazilian real (0.8 billion US dollar) as of 30 June 2016. Ambev has not recorded any provision in connection therewith.

ICMS VALUE ADDED TAX, IPI EXCISE TAX AND TAXES ON NET SALES

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt from IPI excise tax. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted inputs manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed credits and other IPI credits, which are under discussion before the Brazilian Supreme Court. Ambev management estimates the possible losses related to these assessments to be approximately 2.0 billion Brazilian real (0.6 billion US dollar) as of 30 June 2016. Ambev has not recorded any provision in connection therewith.

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI excise tax, supposedly due over remittances of manufactured goods to other related factories, for which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately 1.4 billion Brazilian real (0.4 billion US dollar) as of 30 June 2016. Ambev has not recorded any provision in connection therewith.

Ambev is currently challenging tax assessments from the States of São Paulo, Rio de Janeiro, Minas Gerais and other States, which question the legality of tax credits arising from existing tax incentives received by Ambev in other States. Ambev management estimates the possible losses related to these assessments to be approximately 1.7 billion Brazilian real (0.5 billion US dollar) as of 30 June 2016. Ambev has not recorded any provision in connection therewith.

Ambev has been party to legal proceedings with the State of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS with respect to unconditional discounts granted by Ambev from January 1996 to February 1998. In 2015, these proceedings were before the Superior Court of Justice and the Brazilian Supreme Court. In 2013, 2014 and 2015, Ambev received similar tax assessments issued by the States of Pará and Piauí relating to the same issue, which are currently under discussion. In October 2015 and January 2016, Ambev paid the amounts related to the State of Rio de Janeiro’s incentive tax program under which the discounts were granted, in the total amount of approximately 271 million Brazilian real (84m US dollar). After the above mentioned payments, Ambev management estimates the possible losses involved in these proceedings to be approximately 514 million Brazilian real (160m US dollar) as of 30 June 2016. Ambev has not recorded any provision in connection therewith.

Over the years, Ambev has received tax assessments relating to ICMS differences that some States consider due in the tax substitution system, in cases where the price of the products sold by the factory reaches levels above the price table basis established by such States. Ambev is currently challenging those charges before Courts. Ambev management estimates the possible losses related to this issue to be approximately 1.1 billion Brazilian real (0.3 billion US dollar) as of 30 June 2016. Ambev has not recorded any provision in connection therewith.

SOCIAL CONTRIBUTIONS

In December 2015, Ambev received a tax assessment issued by the Brazilian federal tax authorities, relating to amounts allegedly due under Integration Program / Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers in the first quarter of 2011. In March and June 2016, Ambev received new assessments related to the same issue, so that the total amount considered as possible loss was increased to 0.9 billion Brazilian real (0.3 billion US dollar) as of 30 June 2016. Ambev filed defenses against these assessments and currently awaits judgment by the Administrative Court. No related provision has been made.

OTHER TAX MATTERS

During 2014, Anheuser-Busch InBev Worldwide Inc. received a net proposed tax assessment from the United States federal tax authorities (IRS) of 0.3 billion US dollar predominantly involving certain inter-company transactions, related to tax returns for the years 2008 and 2009. In November 2015, the IRS issued an additional proposed tax assessment of 0.1 billion US dollar for tax years 2010 and 2011. Anheuser-Busch InBev Worldwide Inc. has filed protests with the IRS for the 2008 to 2011 tax years and intends to vigorously defend its position.

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities must now determine which companies have benefitted from the system and the precise amounts of incompatible aid to be recovered from each company. AB InBev has a Belgian excess profit ruling, but Belgium has not yet formally required any recovery. In addition, the European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. The appeals do not suspend the recovery process, and AB InBev cannot at this stage estimate the outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to AB InBev, the different elements referred to above, as well as the possibility that taxes paid abroad and non-recognised tax loss carryforwards could eventually partly or fully offset amounts subject to recovery, if any, AB InBev has not recorded any provisions in connection therewith as of 30 June 2016

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 690 million Brazilian real (215m US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case.

ANTITRUST MATTERS

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. On 18 June 2015, the Bundeskartellamt announced that it partially concluded these proceedings and issued fines. Due to AB InBev’s cooperation with the Bundeskartellamt, AB InBev received immunity from fines. Although the investigation of the Bundeskartellamt is partially continuing, AB InBev has reason to believe that it will not receive a fine and that it will have full immunity from fines at the end of the proceedings.

On 12 December 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (known as The Beer Store or “TBS”) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit was brought in Canada pursuant to the Ontario Class Proceedings Act, and sought, among other things: (i) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since 1 June 2000; (ii) to obtain a declaration that Brewers Retail Inc. and the owners of Brewers Retail Inc. conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS and (iii) damages for unjust enrichment. As part of this third allegation, the plaintiffs allege illegal trade practices by the owners of Brewers Retail Inc. They are seeking damages not exceeding 1.4 billion Canadian dollar (1.1 billion US dollar), as well as, punitive, exemplary and aggravated damages of 5 million Canadian dollar (4m US dollar) and changes/repeals of the affected legislation. Ambev has not recorded any provision in connection therewith.

On 30 June 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev through certain practices aimed at restricting trade from other EU countries to Belgium. The fact that an investigation has been initiated does not mean that the European Commission has concluded that there is an infringement. AB InBev is fully cooperating with the investigation. It is not possible to indicate how long the investigation will take or what the outcome will be and no provision has been made in connection therewith. There is no connection between this investigation and the proposed combination with SABMiller.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other subsidiary of Anheuser-Busch Companies, Inc. (ABC) which were divested on 1 October 2009. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntary termination” from “ABC and its operating division and subsidiaries” within three years after the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which was required before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities (“MCC”) in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs sought to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, Inc. that had been divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also alleged claims similar to the Angevine lawsuit: (1) that they were entitled to benefits under section 19.11(f) of the Plan; and (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it had defenses to these claims, and filed a motion to dismiss. On 25 April 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim was for benefits under section 19.11(f). On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested MCC operations. On 9 January 2013, the Court granted AB InBev’s motion for Judgment on the Administrative Record. The plaintiffs appealed this decision on 5 February 2013. On 11 July 2014, the Court of Appeals for the 6th Circuit reversed the lower court and remanded the case for judgment against AB InBev. On 16 September 2014, AB InBev’s Motion for Rehearing En Banc was denied. A Final Order and Judgment was then entered by the District Court on 24 December 2014, which ordered the Plan to provide the enhanced pension benefit under Section 19.11(f) to members of the certified class. The company believes that the total amount of the enhanced pension benefit is approximately 7.7 million US dollar. Plaintiffs’ counsel has received approximately 0.8 million US dollar in legal fees.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. The company filed a motion to dismiss on 9 October 2012. This was still pending when the Court allowed the complaint to be amended on 19 November 2012 to name four new plaintiffs. AB InBev filed a motion to dismiss on 17 December 2012. While this motion was pending, on 11 March 2013 the Court consolidated the case with the Knowlton case (see below) which had been transferred from California to Missouri.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plans Administrative Committee by Brian Knowlton, an employee of the divested Busch Entertainment Corporation (“BEC”). This complaint, filed in Federal Court in the Southern District of California, was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excludes the divested Metal Container Corporation facilities that have been included in the Adams class action. On 6 November 2012, the plaintiffs filed a motion asking the court to move the Anderson case to California to join it with the Knowlton case for discovery. The company filed a motion to dismiss/motion to transfer the case to Missouri on 12 November 2012, which was granted on 30 January 2013. As outlined above, on 11 March 2013, the Knowlton case was then consolidated in Missouri with the Anderson case. On 19 April 2013 a consolidated complaint was filed, and a Motion to Dismiss was filed by the company on 10 May 2013. On 30 October 2013, the court dismissed the breach of fiduciary claims, and an answer was filed on 13 November 2013. On 19 November 2013, plaintiffs amended one count of the consolidated complaint. On 16 May 2014, the Court granted class certification. The class consists of divested BEC employees. On 10 November 2014, Plaintiffs filed a Motion for Judgment on the Pleadings based on the decision by the Sixth Circuit Court of Appeals in the Adams case. On 8 July 2015, the Court issued an order of partial judgment on the pleadings, holding that the employees of BEC were entitled to enhanced retirement benefits under the Plan. The 8 July 2015 order, however, was not a final, appealable order. On 21 August 2015, the company filed a motion seeking entry of a final, appealable order, as well as a stay pending appeal, both of which were granted on 9 October 2015. The company subsequently appealed. That appeal remains pending. The company believes that the total amount of the enhanced pension benefit at issue in this case is approximately 66 million US dollar.

21.	RELATED PARTIES

There are no material changes to the company’s related party transactions during the first six months of 2016, compared to 2015.

22.	SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances or exchanges of securities described below are related to securities issued by Anheuser-Busch Worldwide Inc. (prior to 2013) and Anheuser-Busch InBev Finance Inc. (from 2013 onwards), and in each case fully and unconditionally guaranteed by AB InBev SA/NV (the “Parent Guarantor”). Each such security is also jointly and severally guaranteed by Anheuser-Busch Companies, LLC, BrandBrew S.A., Brandbev S.à r.l. and Cobrew NV/SA (the “Other Subsidiary Guarantors”), and in respect of debt issued from 2013 onwards, by Anheuser-Busch Worldwide Inc.. In December 2012 the guarantee structure of securities listed previously issued by Anheuser-Busch Worldwide Inc. was amended to accede Anheuser-Busch InBev Finance Inc. as a subsidiary guarantor of such securities. The following notes issued by Anheuser-Busch Worldwide Inc. and Anheuser-Busch Finance Inc. and registered with the SEC were outstanding as of 30 June 2016:

•

On 13 October 2009, Anheuser-Busch InBev Worldwide Inc. issued 2.25 billion US dollar principal amount of 5.375% unsecured notes due 2020, which were exchanged for publicly registered notes on 8 February 2010.

•	On 24 March 2010, Anheuser-Busch Worldwide Inc. issued 1.0 billion US dollar principal amount of 5.0% due 2020, which were exchanged for publicly registered notes on 5 August 2010.

•

On 24 January 2011, AB InBev Worldwide Inc. issued 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2021. The notes bear interest at an annual rate of 4.375% and will mature on 15 February 2021. The issuance closed on 27 January 2011.

•

On 11 February 2011, Anheuser-Busch InBev Worldwide Inc. announced that it had filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission (“SEC”) seeking to undertake an exchange offer of (i) 2.5 billion US dollar principal amount of 7.75 % notes due 2019, (ii) 1.25 billion US dollar principal amount of 8.2 % notes due 2039 (collectively the “January Notes”) and (iii) 1.0 billion US dollar principal amount of 6.875 % notes due 2019 and (iv) 0.45 billion US dollar principal amount of 8.0 % notes due 2039 (collectively the “May Notes”) . Anheuser-Busch InBev Worldwide would offer to exchange unregistered notes which have been privately issued under Rule 144A for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. The exchange offer closed on 14 March 2011.

•

On 16 July 2012, Anheuser-Busch InBev Worldwide Inc., issued 2.0 billion US dollar aggregate principal amount of fixed rate notes due 2017, 3.0 billion US dollar aggregate principal amount of fixed rate notes due 2022 and 1.0 billion US dollar aggregate principal amount of fixed rate notes due 2042. The notes will bear interest at an annual rate of 1.375% for the 2017 notes, 2.500% for the 2022 notes and 3.750% for the 2042 notes.

•

On 17 January 2013, Anheuser-Busch InBev Finance Inc. issued 1.0 billion US dollar aggregated principal amount of fixed rate notes due 2018, 1.25 billion US dollar aggregated principal amount of fixed rate notes due 2023 and 0.75 billion US dollar aggregated principal amount of fixed rate notes due 2043. The notes will bear interest at an annual rate of 1.250% for the 2018 notes, 2.625% for the 2023 notes and 4.000% for the 2043 notes.

•

On 27 January 2014, Anheuser-Busch InBev Finance Inc., issued 5.25 billion US dollar aggregate principal amount of bonds, consisting of 1.2 billion US dollar aggregate principal amount of fixed rate notes due 2017; 300m US dollar aggregate principal amount of floating rate notes due 2017; 1.25 billion US dollar aggregate principal amount of fixed rate notes due 2019; 250m US dollar aggregate principal amount of floating rate notes due 2019; 1.4 billion US dollar aggregate principal amount of fixed rate notes due 2024; and 850m US dollar aggregate principal amount of fixed rate notes due 2044. The fixed rate notes will bear interest at an annual rate of 1.125% for the 2017 notes; 2.150% for the 2019 notes; 3.700% for the 2024 notes; and 4.625% for the 2044 notes. The floating rate notes will bear interest at an annual rate of 19.00 basis points above three-month LIBOR for the 2017 floating rate notes and 40.00 basis points above three-month LIBOR for the 2019 floating rate notes.

•	On 23 July 2015, Anheuser-Busch InBev Finance Inc., issued 565 million US dollar aggregated principal amount of fixed rate notes due 2045. The notes will bear interest at an annual rate of 4.60%.

•

On 25 January 2016, Anheuser-Busch InBev Finance Inc., issued 46.0 billion US dollar aggregate principal amount of bonds, consisting of 4.0 billion US dollar aggregate principal amount of fixed rate notes due 2019; 7.5 billion US dollar aggregate principal amount of fixed rate notes due 2021; 6.0 billion US dollar aggregate principal amount of fixed rate notes due 2023; 11.0 billion US dollar aggregate principal amount of fixed rate notes due 2026; 6.0 billion US dollar aggregate principal amount of fixed rate notes due 2036; 11.0 billion US dollar aggregate principal amount of fixed rate notes due 2046; and 500m US dollar aggregate principal amount of floating rate notes due 2021. The fixed rate notes will bear interest at an annual rate of 1.900% for the 2019 notes; 2.650% for the 2021 notes; 3.300% for the 2023 notes; 3.650% for the 2026 notes; 4.700% for the 2036 notes and 4.900% for the 2046 notes. The 2021 floating rate notes will bear interest at an annual rate of 126.00 basis points above three-month LIBOR.

•	On 29 January 2016, Anheuser-Busch InBev Finance Inc., issued 1.47 billion US dollar aggregated principal amount of fixed rate notes due 2046. The notes will bear interest at an annual rate of 4.915%.

The following condensed consolidating financial information presents the Condensed Consolidating Statement of Financial Position as of 30 June 2016 and 31 December 2015, the Condensed Consolidating Income Statements and Condensed Consolidating Statements of Cash Flows for the six-month period ended 30 June 2016 and 2015 of (a) AB InBev SA/NV, (b) Anheuser-Busch Worldwide Inc. (the Issuer prior to 2013, and guarantor of notes issued by Anheuser-Busch InBev Finance Inc.), (c) Anheuser-Busch InBev Finance Inc. (the Issuer from 2013 onwards, and guarantor of notes issued by Anheuser-Busch Worldwide Inc.), (d) the Other Subsidiary Guarantors, (e) the non-guarantor subsidiaries, (f) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries; and (g) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient, as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional. Except as disclosed in Note 14 Changes in Equity and Earnings per Share, there are no restrictions on the Company’s ability to obtain funds from any of its direct or indirect wholly-owned subsidiaries through dividends, loans or advances.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six-month period ended 30 June 2016 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

Revenue	205	-	-	7 034	13 898	(931)	20 206
Cost of sales	(130)	-	-	(2 924)	(5 879)	931	(8 002)
Gross profit	75	-	-	4 110	8 019	-	12 204

Distribution expenses	(11)	-	-	(477)	(1 476)	-	(1 964)
Sales and marketing expenses	(105)	-	-	(1 156)	(2 307)	-	(3 568)
Administrative expenses	(103)	-	-	(191)	(885)	-	(1 179)
Other operating income/(expenses)	345	313	-	(610)	234	-	283
Profit from operations	201	313	-	1 676	3 585	-	5 775

Net finance cost	(1 045)	(637)	14	(3 353)	908	-	(4 113)

Share of result of associates	-	-	-	-	3	-	3
Profit before tax	(844)	(324)	14	(1 677)	4 496	-	1 664

Income tax expense	(3)	158	10	(657)	(344)	-	(835)
Profit	(847)	(166)	24	(2 334)	4 152	-	829

Income from subsidiaries	1 131	716	-	2 472	153	(4 472)	-
Profit	285	550	24	138	4 305	(4 472)	829

Attributable to:
Equity holders of AB InBev	285	550	24	138	3 760	(4 472)	285
Non-controlling interest	-	-	-	-	544	-	544

For the six-month period ended 30 June 2015 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

Revenue	-	-	-	6 976	15 292	(763)	21 505
Cost of sales	(1)	-	-	(3 096)	(6 328)	763	(8 662)
Gross profit	(1)	-	-	3 880	8 964	-	12 843

Distribution expenses	-	-	-	(495)	(1 630)	-	(2 125)
Sales and marketing expenses	(62)	-	-	(956)	(2 325)	-	(3 343)
Administrative expenses	(130)	-	-	(139)	(994)	-	(1 263)
Other operating income/(expenses)	355	346	-	(484)	277	-	494
Profit from operations	162	346	-	1 806	4 292	-	6 606

Net finance cost	(327)	(1 106)	(3)	1 897	(589)	-	(128)
						-
Share of result of associates	-	-	-	1	7	-	8
Profit before tax	(165)	(760)	(3)	3 704	3 710	-	6 486

Income tax expense	(2)	326	1	(613)	(837)	-	(1 125)
Profit	(167)	(434)	(2)	3 091	2 873	-	5 361

Income from subsidiaries	4 777	860	-	560	592	(6 789)	-
Profit	4 610	426	(2)	3 651	3 465	(6 789)	5 361

Attributable to:
Equity holders of AB InBev	4 610	426	(2)	3 651	2 714	(6 789)	4 610
Non-controlling interest	-	-	-	-	751	-	751

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2016 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

ASSETS
Non-current assets
Property, plant and equipment	59	-	-	4 858	14 392	-	19 309
Goodwill	-	-	-	32 919	32 291	-	65 210
Intangible assets	288	-	-	22 048	7 298	-	29 634
Investments in subsidiaries	77 432	56 896	-	56 968	26 963	(218 259)	-
Investments in associates and joint ventures	-	-	-	31	255	-	286
Deferred tax assets	-	539	-	-	1 201	(539)	1 201
Derivatives	-	-	-	207	6	-	213
Other non-current assets	5 966	13 745	55 292	41 778	19 989	(135 927)	843
	83 745	71 180	55 292	158 809	102 395	(354 725)	116 696

Current assets
Investment securities	45 675	-	-	10 225	82	-	55 982
Inventories	-	-	-	662	2 620	-	3 282
Derivatives	-	-	-	1 443	101	-	1 544
Trade and other receivables	6 365	1 472	2 340	17 578	29 556	(50 777)	6 534
Cash and cash equivalents	12	225	567	11 580	6 825	(13 159)	6 050
Other current assets	-	270	-	(247)	1 018	-	1 041
	52 052	1 967	2 907	41 241	40 202	(63 936)	74 433

Total assets	135 797	73 147	58 199	200 050	142 597	(418 661)	191 129

EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	33 890	35 130	550	134 729	47 850	(218 259)	33 890
Minority interest	-	-	-	-	3 847	-	3 847
	33 890	35 130	550	134 729	51 697	(218 259)	37 737

Non-current liabilities
Interest-bearing loans and borrowings	84 520	35 720	55 257	10 410	51 047	(135 909)	101 045
Employee benefits	5	-	-	1 359	1 314	-	2 678
Deferred tax liabilities	-	-	17	10 062	2 350	(539)	11 890
Derivatives	-	-	-	333	5	-	338
Other non-current liabilities	129	-	-	751	1 232	(18)	2 094
	84 654	35 720	55 274	22 915	55 948	(136 466)	118 045

Current liabilities
Interest-bearing loans and borrowings	13 197	1 810	1 499	19 380	19 796	(48 096)	7 586
Income tax payable	-	-	-	6	424	-	430
Derivatives	-	-	-	9 167	380	-	9 547
Trade and other payables	1 812	487	876	3 395	13 712	(2 681)	17 601
Other current liabilities	2 244	-	-	10 458	640	(13 159)	183
	17 253	2 297	2 375	42 406	34 952	(63 936)	35 347

Total equity and liabilities	135 797	73 147	58 199	200 050	142 597	(418 661)	191 129

As at 31 December 2015 Million US dollar[1]	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

ASSETS
Non-current assets
Property, plant and equipment	80	-	-	4 895	13 977	-	18 952
Goodwill	-	-	-	32 831	32 230	-	65 061
Intangible assets	259	-	-	21 983	7 435	-	29 677
Investments in subsidiaries	75 275	56 214	-	44 555	21 778	(197 822)	-
Investments in associates and joint ventures	-	-	-	31	181	-	212
Deferred tax assets	-	456	-	-	1 181	(456)	1 181
Derivatives	-	-	-	282	13	-	295
Other non-current assets	6 712	13 745	9 680	38 273	19 888	(87 335)	963
	82 326	70 415	9 680	142 850	96 683	(285 613)	116 341

Current assets
Investment securities	-	-	-	-	55	-	55
Inventories	-	-	-	581	2 281	-	2 862
Derivatives	-	-	-	2 878	390	-	3 268
Trade and other receivables	5 388	574	1 087	14 157	10 780	(27 535)	4 451
Cash and cash equivalents	38	739	525	10 042	9 015	(13 436)	6 923
Other current assets	-	526	-	(433)	642	-	735
	5 426	1 839	1 612	27 225	23 163	(40 971)	18 294

Total assets	87 752	72 254	11 292	170 075	119 846	(326 584)	134 635

EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	42 137	34 401	526	116 127	46 770	(197 824)	42 137
Minority interest	-	-	-	-	3 582	-	3 582
	42 137	34 401	526	116 127	50 352	(197 824)	45 719

Non-current liabilities
Interest-bearing loans and borrowings	34 187	33 626	9 621	11 947	41 476	(87 316)	43 541
Employee benefits	5	-	-	1 404	1 316	-	2 725
Deferred tax liabilities	-	-	12	10 014	2 391	(456)	11 961
Derivatives	-	-	-	278	37	-	315
Other non-current liabilities	149	-	-	672	1 115	(18)	1 918
	34 341	33 626	9 633	24 315	46 335	(87 790)	60 460

Current liabilities
Interest-bearing loans and borrowings	8 164	3 830	1 000	12 468	6 106	(25 656)	5 912
Income tax payable	-	-	15	2	652	-	669
Derivatives	-	-	-	2 780	1 200	-	3 980
Trade and other payables	1 136	397	118	3 229	14 660	(1 878)	17 662
Other current liabilities	1 974	-	-	11 154	541	(13 436)	233
	11 274	4 227	1 133	29 633	23 159	(40 970)	28 456

Total equity and liabilities	87 752	72 254	11 292	170 075	119 846	(326 584)	134 635

1 Reclassified to conform to the 2016 presentation

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six-month period ended 30 June 2016 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non- Guarantors	Eliminations	Total

OPERATING ACTIVITIES
Profit	285	752	24	138	4 103	(4 472)	829
Depreciation, amortization and impairment	46	-	-	365	1 148	-	1 559
Net finance cost	1 045	637	(14)	3 353	(908)	-	4 113
Income tax expense	3	(360)	(10)	657	545	-	835
Investment income	(1 131)	(716)	-	(2 472)	(153)	4 472	-
Other items	29	-	-	146	(118)	-	57
Cash flow from operating activities before changes in working capital and use of provisions	276	313	-	2 187	4 617	-	7 393

Working capital and provisions	(320)	637	-	(776)	(1 484)	5	(1 938)
Cash generated from operations	(44)	950	-	1 411	3 133	5	5 455

Interest paid, net	(291)	(586)	42	614	(608)	(5)	(834)
Dividends received	6 154	-	-	2	4	(6 154)	6
Income tax paid	(3)	-	-	(314)	(1 857)	-	(2 174)

CASH FLOW FROM OPERATING ACTIVITIES	5 816	364	42	1 713	672	(6 154)	2 453

INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(94)	-	-	(196)	(745)	-	(1 035)
Acquisition of property, plant and equipment and of intangible assets	(66)	-	-	(297)	(1 165)	-	(1 528)
Net of tax proceeds from the sale of assets held for sale	-	-	-	-	58	-	58
Net proceeds/(acquisition) of other assets	1	-	-	6	102	-	109
Net proceeds from sale/(acquisition) of investment in short-term debt securities	(45 675)	-	-	(10 225)	(5)	-	(55 905)
Net repayments/(payments) of loans granted	(11 609)	(900)	(46 052)	(926)	(8 587)	68 076	2
CASH FLOW FROM INVESTING ACTIVITIES	(57 443)	(900)	(46 052)	(11 638)	(10 342)	68 076	(58 299)

FINANCING ACTIVITIES
Intra-group capital reimbursements	(2)	-	-	2	-	-	-
Proceeds from borrowings	56 582	2 805	47 055	14 394	15 941	(71 520)	65 257
Payments on borrowings	(952)	(2 719)	(1 000)	(987)	(4 121)	3 323	(6 456)
Other financing activities	171	(65)	(3)	(1 612)	1 584	-	75
Dividends paid	(3 665)	-	-	1	(6 419)	6 154	(3 929)
CASH FLOW FROM FINANCING ACTIVITIES	52 134	21	46 052	11 798	6 985	(62 043)	54 947

Net increase/(decrease) in cash and cash equivalents	507	(515)	42	1 873	(2 685)	(121)	(899)

Cash and cash equivalents less bank overdrafts at beginning of year	(1 833)	739	525	(1 100)	8 579	-	6 910
Effect of exchange rate fluctuations	(894)	1	-	358	398	121	(16)

Cash and cash equivalents less bank overdrafts at end of year	(2 220)	225	567	1 131	6 292	-	5 995

For the six-month period ended 30 June 2015[1] Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total

OPERATING ACTIVITIES
Profit	4 610	426	(2)	3 651	3465	(6 789)	5 361
Depreciation, amortization and impairment	35	-	-	338	1 154	-	1 527
Net finance cost	327	1 106	3	(1 897)	589	-	128
Income tax expense	2	(326)	(1)	613	837	-	1 125
Investment income	(4 777)	(860)	-	(560)	(592)	6 789	-
Other items	23	-	-	(36)	62	-	49
Cash flow from operating activities before changes in working capital and use of provisions	220	346	-	2 109	5 515	-	8 190

Working capital and provisions	(403)	662	-	(596)	(757)	(65)	(1 159)
Cash generated from operations	(183)	1 008	-	1 513	4 758	(65)	7 031

Interest paid, net	(246)	(1 131)	24	1 010	(539)	(22)	(904)
Dividends received	846	-	-	15	5	(847)	19
Income tax paid	(2)	-	-	(341)	(1 089)	-	(1 432)

CASH FLOW FROM OPERATING ACTIVITIES	415	(123)	24	2 197	3 135	(934)	4 714

INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-	-	-	(39)	(181)	-	(220)
Acquisition of property, plant and equipment and of intangible assets	(39)	-	-	(257)	(1 379)	-	(1 675)
Net of tax proceeds from the sale of assets held for sale	-	-	-	211	17	-	228
Net proceeds/(acquisition) of other assets	-	-	-	11	10	-	21
Net proceeds from sale/(acquisition) of investment in short-term debt securities	-	-	-	-	(71)	-	(71)
Net repayments/(payments) of loans granted	(578)	-	-	3 715	(5 874)	2 691	(46)
CASH FLOW FROM INVESTING ACTIVITIES	(617)	-	-	3 641	(7 478)	2 691	(1 763)

FINANCING ACTIVITIES
Intra-group capital reimbursements	-	-	-	-	-	-	-
Proceeds from borrowings	6 428	4 229	-	919	7 482	(9 413)	9 645
Payments on borrowings	(1 884)	(4 359)	-	(5 220)	(3 466)	6 791	(8 138)
Share buyback	(1 000)	-	-	-	-	-	(1 000)
Other financing activities	(25)	-	-	(60)	(289)	-	(374)
Dividends paid	(3 695)	-	-	-	(1 708)	847	(4 556)
CASH FLOW FROM FINANCING ACTIVITIES	(176)	(130)	-	(4 361)	2 019	(1 775)	(4 423)

Net increase/(decrease) in cash and cash equivalents	(378)	(253)	24	1 477	(2 324)	(18)	(1 472)

Cash and cash equivalents less bank overdrafts at beginning of year	502	(240)	460	(5 789)	13 383	-	8 316
Effect of exchange rate fluctuations	(172)	-	1	(97)	(203)	18	(453)

Cash and cash equivalents less bank overdrafts at end of year	(48)	(493)	485	(4 409)	10 856	-	6 391

1 Reclassified to conform to the 2016 presentation

23.	EVENTS AFTER THE BALANCE SHEET DATE

APPROVAL OF PROPOSED COMBINATION WITH SABMILLER BY THE UNITED STATES DEPARTMENT OF JUSTICE

On 20 July 2016, AB InBev announced that it had entered into a consent decree with the United States Department of Justice, which clears the way for U.S. approval of its proposed combination with SABMiller plc.

As part of the consent decree and consistent with AB InBev’s approach to proactively address potential regulatory concerns, the company agreed to divest SABMiller’s U.S. interest in MillerCoors to Molson Coors. This divestiture, which was previously announced between AB InBev and Molson Coors, is conditional upon the successful closing of the proposed combination of AB InBev with SABMiller.

The terms of the consent decree formalize prior commitments made by the company’s U.S. entity Anheuser-Busch (“AB”) including:

–	AB will not acquire a distributor if doing so would result in more than 10% of its annual volume being distributed through wholly-owned distributorships in the U.S.;
–	AB will not terminate any wholesalers as a result of the combination with SABMiller.

In addition, certain aspects of the company’s U.S. sales programs and policies will be reviewed and modified to conform to the consent decree.

REVISED AND FINAL OFFER FOR SABMILLER

On 26 July 2016, AB InBev announced revised and final terms of its offer to acquire the entire issued and to be issued share capital of SABMiller.

Pursuant to the revised and final terms, each SABMiller shareholder will now be entitled to receive 45.00 pounds sterling in cash for each SABMiller share. The revised Cash Consideration represents:

–	An increase of 1.00 pounds sterling per SABMiller share over the 44.00 pounds sterling Cash Consideration set out in the 11 November 2015 announcement;
–	A premium of approximately 53% to SABMiller’s closing share price of 29.34 pounds sterling on 14 September 2015 (being the last business day prior to renewed speculation of an approach from AB InBev);
–	A premium of approximately 39% to SABMiller’s three month volume weighted average share price of 32.31 pounds sterling to 14 September 2015.

Pursuant to the revised and final terms of the Partial Share Alternative, SABMiller shareholders will now be entitled to elect to receive 4.6588 pounds sterling in cash and 0.483969 Restricted Shares for each SABMiller share.

The revised Partial Share Alternative represents, as of 25 July 2016:

–	A premium of approximately 74% to SABMiller’s closing share price of 29.34 pounds sterling on 14 September 2015 (being the last business day prior to renewed speculation of an approach from AB InBev);
–	A premium of approximately 58% to SABMiller’s three-month volume weighted average share price of 32.31 pounds sterling to 14 September 2015.

CLEARANCE IN CHINA FOR PROPOSED COMBINATION WITH SABMILLER, SATISFACTION OF ALL PRE-CONDITIONS TO THE PROPOSED COMBINATION AND SABMILLER BOARD RECOMMENDATION OF THE PROPOSED COMBINATION

On 29 July 2016, AB InBev announced the conditional approval of China’s Ministry of Commerce of the company’s proposed combination with SABMiller.

To achieve the Ministry of Commerce’s conditional approval and consistent with its approach to proactively addressing potential regulatory concerns, as previously announced, AB InBev agreed to sell SABMiller’s 49% stake in China Resources Snow Breweries Ltd. to China Resources Beer (Holdings) Co. Ltd, which currently owns 51% of China Resources Snow Breweries Ltd. This divestment is conditional on the successful closing of the combination of AB InBev with SABMiller.

Following previously announced clearances in the EU, South Africa and the United States, all of the pre-conditions to the proposed combination have now been satisfied.

Thereafter, on 29 July 2016, SABMiller announced that its board intended to recommend the revised and final terms of the proposed combination announced by AB InBev on 26 July 2016 detailed above.

In the remaining jurisdictions where regulatory clearance is still pending, the company will continue to engage proactively with the relevant authorities to address their concerns in order to obtain the necessary clearances as quickly as possible. The company continues to focus on working closely with SABMiller to take the necessary steps in preparation for completing the combination as quickly as practicable and expect the transaction to complete in 2016.